DATANG INTERNATIONAL POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

[June 10], 2004

Securities and Exchange Commission
Office of International Corporate Finan
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: ~~Datang International~~ Beijing Datang Power Generation Company Limited
Rule 12g3-2(b) Materials
File No. 82-5186

Dear Sirs or Madams:

On behalf of Datang International Power Generation Company Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

1. [New Units at Tuoketuo Power(Phase II) and Tangshan Thermal Power Commence Commercial Operation, published [Oct 6], 2004]
2. [Connected Transaction, published [Sep 7], 2004]
3. [Datang Power Announces 2004 Interim Results , Net Profit Surges 41.9% to RMB 1,113 Million, published [Aug 24], 2004]
4. [Unit 3 of Tuoketuo Power Plant Commences Commercial Operation, Project Proposals on Chongqing Pengshui and Inner Mongolia Tuoketuo Power Plant III Approved by the State, published [Aug 16], 2004]
5. [NCPG Intervenes into Coal Price Increase, Datang Power: The Measure Will Help Contain Fuel Costs, published [Aug 10], 2004]
6. [Datang Power Generates 37.77% More On-grid Electricity for the First Half of 2004, published [Jul 12], 2004]
7. [Datang Power to Invest in Ta Shan Coal Mine, A Strategic Move to Secure Coal Supply and Generate New Income, published [Jul 4], 2004]
8. [Resolutions Passed at Extraordinary General Meeting, H Share Class Meeting and Domestic Shares Class Meetings, published [June 22], 2004]
9. [Resolutions Passed at the Annual General Meeting for the Year 2003, published [June 17], 2004]
10. [New Tariff Policy Will Benefit Datang Power, published [June 17], 2004]
11. [Chairman Zhai Ruoyu Named the "China CEO of the Year" by the Asia Business Leader Awards 2004, published [May 30], 2004]

BJ-1820

dlw 11/1

DATANG INTERNATIONAL POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJNG, 100053
PRC

12. [Proposed Issue of A shares in the PRC; Proposed Amendments to the Articles of Association Connected Transactions, published [May 6], 2004]
13. [Notice of Extraordinary General Meeting , published [May 6], 2004]
14. [Notice of Annual General Meeting for the Year 2003, published [May 6], 2004]
15. [Notice of H share Class Meeting, published [May 6], 2004]
16. [Name Changed to "Datang International Power Generation Co., LTD, published [April 21], 2004]
17. [Beijing Datang Generates 36.63% More Electricity for the First Quarter of 2004, published [April 13], 2004]
18. [Tangshan Thermal Power Unit 1 Commences Commercial Operation, published [March 8], 2004]
19. [Beijing Datang Power Awarded " Company of the Year 2003 for China" by the Banker, published [February 18], 2004]
20. [Connected Transaction, published [February 16], 2004]
21. [Sliver Awards of "The Nation's Best Quality Projects" Granted to Zhang Jia Kou and Panshan Power Projects, published [February 2], 2004]
22. [Beijing Datang Generates 28.44% More Electricity for Year 2003, published [Jan 7], 2004]

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

杨洪明

Yang Hong Ming
Corporate Secretary

Enclosures

BJ-1820

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

Attn: Business Editor
[For Immediate Release]

New Units at Tuoketuo Power (Phase II) and Tangshan Thermal Power Commenced Commercial Operation

Hong Kong, October 6, 2004 … Datang International Power Generation Co., Ltd. ("Datang Power" or the "Company") (HKEx: 991; LSE: DAT; ADR:DIPGY) today announced that Unit 4 (600 MW) of Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Tuoketuo Unit 4") and Unit 2 (300 MW) of Hebei Datang International Tangshan Thermal Power Company ("Tangshan Unit 2"), in both of which the Company owns controlling interests, commenced commercial operation on October 1, 2004.

Tuoketuo Unit 4 and Tangshan Unit 2, with on-grid tariffs approved at RMB270/MWh and RMB305/MWh (incl. tax), respectively, were completed 28 months and 17 months ahead of schedule, respectively. Both units will generate power to be transmitted via the Beijing-Tianjin-Tangshan ("BTT") Power Grid.

Mr Zhang Yi, Vice Chairman and President of Datang Power, said, "The earlier-than-scheduled commencement of Tuoketuo Unit 4 and Tangshan Unit 2 plays an important role to relieve the power supply pressure in the BTT area and has ensured safe and stable power supply in the Capital area."

The total installed capacity of Datang Power's operating units has increased from 8,710 MW to 9,610 MW as a result of Tuoketuo Unit 4 and Tangshan Unit 2's commencement of commercial operation. This will further enhance the Company's gross power generation, as well as signifying the completion of Tuoketuo Power Phase II Project and Tanghsan Thermal Power Project.

Mr Zhang continued, "As Tuoketuo Power Plant is close to a coal mine, fuel costs are low. The capacity of Tuoketuo Power Plant's operating units has reached 2,400 MW with the completion of the two units of Tuoketuo Power Phase II. The proportion of the Company's generation capacity with low fuel costs out of total installed capacity has increased. As such, the Company will still have room to lower its average unit fuel cost amid tight coal supply and increased coal prices."

…/2

Datang International Power Generation Co., Ltd.

Datang International Power Generation Co., Ltd. is one of the largest independent power producers in China with a total installed capacity of 9,610 MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phases I and II), Shanxi Datang Yungang Thermal Power and Units 1 and 2 of Hebei Datang International Tangshan Thermal Power; as well as 5 power generation projects which are under construction: Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Datang International Power Generation Company Limited
Mr. Brian Liu / Mr. Grant Zhang
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Rikes Communications Limited
Ms. Christy Lai / Ms. Sally Wong
Tel: (852) 2520 2201
Fax: (852) 2520 2241

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

CONNECTED TRANSACTION

Development Right Transfer Agreement

Pursuant to the Development Right Transfer Agreement, the Company has agreed to transfer to Huayin Power the Development Right and all rights and obligations relating to the Development Right for a consideration of RMB103,020,694.69 (approximately HK$97,189,335), representing the total cost prepaid by the Company relating to the Jinzhushan Power Plant Phase II as at the date of the Development Right Transfer Agreement.

Connected transaction of the Company

As at the date of the Development Right Transfer Agreement, CDGC owned 35.43% and 43.54% interest in the Company and Huayin Power, respectively, therefore Huayin Power is a connected person of the Company. Accordingly, the Development Right Transfer Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Development Right Transfer Agreement is only subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

DEVELOPMENT RIGHT TRANSFER AGREEMENT

Background

On 23 May 2003, the Company and Huayin Power obtained 60% and 40% of the right to develop the Jinzhushan Power Plant Phase II, respectively, pursuant to the approval issued by the State Development and Reform Commission dated the even date. No consideration has been paid by the Company in relation to the grant of the Development Right. Further, pursuant to the said approval, the Company did not incur any contractual commitment in return of such grant. Other than the Development Right, no other interest has been granted to the Company and/or its connected person (as defined in the Listing Rules) in relation to the Jinzhushan Power Plant Phase II and no joint venture agreement has been entered into by the Company. The total approved planned investment cost to develop the Jinzhushan Power Plant Phase II is estimated to be RMB4.8 billion. According to the Development Right Transfer Agreement dated 5 April 2004, the Company agreed to transfer the Development Right to Huayin Power. Such transfer was not subject to any condition precedent and was completed upon receipt of the full payment of the consideration of the transfer, in any event, no later than the thirtieth day from the date of the Development Right Transfer Agreement. Such sum was fully settled by Huayin Power on 4 May 2004.

Date

5 April 2004

Parties

(1) the Company as the transferor; and

(2) Huayin Power as the transferee

Major terms of the Development Right Transfer Agreement

Subject:	the Jinzhushan Power Plant Phase II
Consideration:	RMB103,020,694.69 (approximately HK$97,189,335) payable in cash within 30 days from the date of the Development Right Transfer Agreement. The consideration is based on the actual costs prepaid by the Company in relation to the Development Right including principally, inter alia, the deposits prepaid by the Company relating to the supply of equipment for Jinzhushan Power Plant Phase II as at the date of the Development Right Transfer Agreement and any interest accrued therefrom.
Rights and obligations:	All rights attached to the development of the Jinzhushan Power Plant Phase II and all liabilities arising from the costs incurred by the Company as at the date of the Development Right Transfer Agreement and all payment obligations of the Company shall be borne and transferred to Huayin Power upon the date of the Development Right Transfer Agreement.

REASON FOR ENTERING INTO THE DEVELOPMENT RIGHT TRANSFER AGREEMENT

Due to the adjusted development strategy of the Company of which development emphasis will be put more on relatively more cost efficient hydraulic and coal-fired power plants with a view to optimising shareholders' return, the board of Directors decided to transfer the Development Right to Huayin Power. The Directors, including the independent non-executive Directors, considered that the entering into the Development Right Transfer Agreement is in the best interest of the Company. The Company believes that the transfer of the Development Right should have no material adverse impact on the Company.

The Directors, including the independent non-executive Directors, consider that the terms of the Development Right Transfer Agreement are fair and reasonable as far as the Company and the Company's shareholders as a whole are concerned.

CONNECTED TRANSACTION

As at the date of the Development Right Transfer Agreement, CDGC owned 35.43% and 43.54% interest in the Company and Huayin Power, respectively, therefore Huayin Power is a connected person of the Company. Accordingly, the Development Right Transfer Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Development Right Transfer Agreement is only subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. The relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules. Pursuant to Rule 14A.47 of the Listing Rules, the Company is required to notify the Stock Exchange as soon as possible after the terms of the relevant connected transaction have been agreed. The Company is not in strict compliance with the said rule and the Stock Exchange reserves the right to take any appropriate action against the Company and/or its Directors in this respect.

INFORMATION RELATING TO THE COMPANY AND ITS SUBSIDIARIES

The principal business of the Company includes the development and operation of power plants, the sale of electricity, and the repair and maintenance of power equipment and power-related technical services.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares of which are listed on the Stock Exchange and the London Stock Exchange
"Development Right Transfer Agreement"	the development right transfer agreement dated 5 April 2004 entered into between the Company and Huayin Power in respect of the transfer of the Development Right and all rights and obligations relating to the Development Right
"Development Right"	the entire 60% of the right to develop the Jinzhushan Power Plant Phase II
"Directors"	directors of the Company
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Huayin Power"	Hunan Huayin Electric Power Co., Ltd. (湖南華銀電力股份有限公司), a company which is principally engaged in construction of power plants, power generation and sales of power
"Jinzhushan Power Plant Phase II"	the proposed expansion project to construct 2x600 MW power plant at a power plant site located at Jinzhushan, Hunan Province
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"MW"	Megawatt. One million watts. The installed capacity of power plants is generally expressed in MW
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 7 September 2004

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

** independent non-executive Directors*

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

Attn: Business Editor
[For Immediate Release]

Datang Power Announces 2004 Interim Results
Net Profit Surges 41.89% to Rmb1,113 Million

Financial Highlights

- Power generation amounted to 25,123 million MWh, an increase of 37.72% over the previous year; on-grid power generation rose 37.77% to 23,578 million MWh
- Consolidated operating revenue amounted to approximately Rmb6,041 million, an increase of 34.20%
- Consolidated net profit amounted to approximately Rmb1,113 million, an increase of 41.89%
- Basic earnings per share amounted to Rmb0.22, an increase of Rmb0.07 per share over the previous year

Hong Kong, August 23, 2004 … Datang International Power Generation Co., Ltd. ("Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:DIPGY) announced its unaudited operating results for the six months ended 30 June 2004 (the "Period").

During the Period, consolidated operating revenue of Datang Power was approximately Rmb6,041 million, representing an increase of 34.20% as compared to the corresponding period of the previous year. Consolidated net profit rose 41.89% to approximately Rmb1,113 million. Earnings per share was approximately Rmb0.22, an increase of Rmb0.07 per share over the previous year. The Company's Board of Directors does not recommend any interim dividend.

Mr. Zhang Yi, Vice Chairman and President of Datang Power, said, "The Board is satisfied with the operating results of the first half of 2004. During the first half of 2004, driven by the PRC's economic growth, power demand in the PRC increased substantially, leading to an increase of the Company and its subsidiaries' power generation by 37.72% to 25,123 million MWh, as compared to the corresponding period of the previous year. On-grid electricity increased by 37.77% to 23,578 million MWh. Due to price increase and supply shortage of coal, the Company's fuel cost increased substantially as compared to the corresponding period of the previous year. However, because of the Company's proactive and effective energy saving measures, and because of its successful strategy in developing power plants in regions where it has the cost advantage which has in turn led to an increased proportion of low-cost power generation, the Company has managed to achieve a period-on-period across-the-board decrease of 1.59% in fuel costs. This has ensured the Company's smooth and safe operation."

The increase in power generation and on-grid electricity was mainly attributable to the fact that a number of the Company's power plant units were put into operation during the Period, leading to an increase in managed capacity by 1,340 MW, as compared to the corresponding period of the previous year. Increase of the PRC's power demand has led to an 18.06% increase in power sales to the Beijing-Tianjin-Tangshan Power Grid. Despite fuel supply shortage during the Period, the Company has successfully coordinated various parties to secure coal supply for its power generation.

During the Period, while continuously and proactively implementing its expansion strategy, the Company also placed much emphasis on the management of construction-in-progress and pre-construction projects. These projects include those which are expected to start power generation in 2004: Unit 4 (1 x 600MW) of Inner Mongolia Datang Tuoketuo Power Generaion Company Limited ("Datang Tuoketuo"), Unit 2 (1 x 300MW) of Hebei Datang International Tangshan Thermal Power Company Limited, Unit 1 (1 x 500MW) of Shanxi Datang Shentou Power Generation Company Limited and Unit 1 (1 x 300MW) of Gansu Datang Liancheng Power Generation Company Limited. Meanwhile, the coal-fired units (2 x 300MW) to be installed by Yunnan Datnag Honghe Power Generation Development Company Limited has commenced construction, and the project proposal with respect to Phase 3 of Datang Tuoketuo (2 x 600MW) was approved on 4 August 2004.

Apart from coal-fried projects, the Company has been developing hydropower projects during recent years, which forms a significant part of the Company's strategy in diversifying its generation resources. During the Period, under-construction projects include: generating units (3 x 50MW) of Yunnan Datang Nalan Hydropower Development Company Limited and Yayangshan Hydropower Project (2 x 60MW), one of the construction projects of Yannan Datang Lixianjing Hydropower Development Company Limited. The Company holds 40% equity interest of the generating units (5 x 350MW) at Pengshui Hydropower Power Project of Chongqing Datang Pengshui Hydropower Development Company Limited, of which the project proposal was approved on 3 August 2004. Expected to commence power generation in 2007, Pengshui hydropower Project is one of the projects under the State's "Tenth Five-Year Plan". The Pengshui Project signifies an important step of the Company's development of a major hydropower project.

Looking ahead, Mr. Zhang Yi said, "In the first half of 2004, the PRC government has issued several documents on its tariff policies, which have created favourable impact on the on-grid electricity tariffs of the Company from this year onwards. Although continued domestic economic growth will benefit the business development of the Company, the increase in fuel costs will still haunt its operating results. Therefore, based on the market conditions and the operation targets set by the Board at the beginning of the year, the Company will proactively carry out various tasks, namely: fully utilize the favourable market conditions and make good use of its competitive edges to develop domestic and international cooperative business; put more effort on cost controls while ensuring safe production; continue to strengthen fuel management to ensure sufficient supply of coal for electricity generation; and intensify our energy saving efforts to attain improved economies of scale."

…/3

Datang Power

Datang Power is one of the largest independent power producers in China with a total installed capacity of 8,110 MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I), Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power") and Unit 1 of Hebei Datang Tangshan Thermal Power; as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Unit 2 of Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

Note: Extract of Consolidated Profit and Loss Account (unaudited) is attached.

For enquiries, please contact:

Datang International Power Generation Company Limited
Mr. Brian Liu / Mr. Grant Zhang
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Rikes Communications Limited
Ms. Christy Lai / Ms. Sally Wong
Tel: (852) 2520 2201
Fax: (852) 2520 2241

Datang International Power Generation Company Limited
2004 Interim Results

(prepared in conformity with International Accounting Standards)

Extract of Consolidated Profit and Loss Account (unaudited)

	For the six months ended 30 June	
	2004	2003
	Company and its Subsidiaries	Company and its Subsidiaries
	Rmb' 000	Rmb'000
Operating revenue	**6,041,467**	4,501,679
Profit before taxation	**1,758,659**	1,170,242
Taxation	**(484,395)**	(390,427)
Profit before minority interests	**1,274,264**	779,815
Minority interests	**(161,484)**	4,418
Net profit	**1,112,780**	784,233
Basic earnings per share (Rmb)	**0.22**	0.15

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

Attn: Business Editor
[For Immediate Release]

Unit 3 of Tuoketuo Power Plant Commences Commercial Operation

Project Proposals on Chongqing Pengshui and Tuoketuo Power Plant Phase III Approved by the State

Hong Kong, August 16, 2004 … Datang International Power Generation Co., Ltd. ("Datang Power" or the "Company") (HKEx: 991; LSE: DAT; ADR:DIPGY) today announced that Unit 3 (600 MW) of Inner Mongolia Datang Tuoketuo Power Generation Company Limited, in which the Company owns a controlling interest, commenced operation on August 1, 2004 with an on-grid tariff (incl. tax) approved at RMB270/MWh. Completed 10 months ahead of schedule, the unit will generate power to be transmitted to the Beijing-Tianjin-Tangshan Power Grid (the "BTT Grid") via 500kV transmission lines. As such, the unit plays an important role to ensure that power demand during the peak summer season in the Capital area will be met.

The Company also announced that project proposals on the Chongqing Wujiang Pengshui Hydropower Station and Inner Mongolia Tuoketuo Power Plant Phase III, in which the Company owns controlling interests, were approved by the State in August 2004.

The Company owns 40% equity interest in Chongqing Datang Pengshui Hydropower Development Company Limited that is responsible for the development, construction and operation of Chongqing Wujiang Pengshui Hydropower Station (the "Pengshui Project"). On the tenth level of the Wujiang main stream, the Pengshui Project is located in Pengshui, Chongqing, approximately 180 km straight from Chongqing's city. Total design capacity of the station amounts to 1,750MW (5 x 350MW) and total investment is estimated at RMB11.296 billion. Upon project completion, the hydropower station will supply electricity onto the Chongqing Municipal Power Grid (the "Chongqing Grid") via 500kV transmission lines. Generating units of the project will commence operation successively as from 2007.

The Company owns 60% equity interest in Inner Mongolia Tuoketuo Power Generation Company Limited that is responsible for the development, construction and operation of Inner Mongolia Tuoketuo Power Plant. Currently, two 600MW units of Phase I have commenced commercial operation in 2003 while two 600MW units of Phase II are expected to commence commercial operation in 2004. Phase III ("Tuoketuo Phase III") involves the expansion of two 600MW generating units based on the same technology as Phases I and II, with a total investment estimated at RMB4.867 billion. The coal required by Tuoketuo Phase III will be supplied from the Junqgar Coal Mine, 50 kilometers away from the power plant. Upon project completion, power generated will be transmitted to the BTT Grid via 500kV transmission lines. Under a normal construction schedule, the two 600MW units at Tuoketuo Phase III will commence commercial operation between 2006 and 2007.

…/2

That the above-mentioned project proposals were approved by the State, as well as the commencement of operation of the above-mentioned new generating unit, was significant to the Company's development in the following respects:

1. The Company is able to capture market opportunities to expand the installed capacity of the Company, further consolidating and increasing its market shares. At present, power shortage is severe in the PRC. The targeted markets of the above projects are the Chonging Grid and the BTT Grid, where power shortages are serious. It is estimated that in 2004, the installed capacity shortfall of the Chongqing Grid and of the BTT Grid will reach 320MW and 3,000MW, respectively. The Pengshui Project and the advance commencement of Unit 3 of Tuoketuo Power Plant will greatly benefit the Company in terms of accelerating the expansion of the Company, increasing its market shares and helping relieve power shortage of the local power grids concerned.

2. The advance commencement of Unit 3 of Tuoketuo Power Plant and the approval on the project of Tuoketuo Phase III will further increase the Company's proportion of mine-mouth power plants with lower fuel costs, in terms of total installed capacity. As such, the Company's weighted average unit fuel cost will be further lowered on the premises of secured fuel supply, thereby increasing the Company's competitiveness and profitability.

3. The above developments also mark a milestone for the Company in implementing the strategy of diversifying its generation resources. The Pengshui Project signifies an important step of the Company's development of a major hydropower project. With successive commencements of operation of its five 350MW generating units, the Pengshui Project will enable the Company to enlarge its proportion of hydropower installed capacity, which will in turn optimize the generation resources structure of the Company, spread the risks in the fuel market and further upgrade the Company's environmental standards.

4. The Company's nationwide strategic plan is fulfilled which will benefit the Company's long-term competitiveness. The Pengshui Project and Tuoketuo Phase III are located in regions deemed by the Company as strategic regions for development – West China and North China, regions where the Company would deploy its key power supply bases nationwide. The Chongqing region and the BTT region, where two principal municipalities are located, have been undergoing robust economic growth and burgeoning power demand growth. Meanwhile, the Pengshui Project and Tuoketuo Phase III both enjoy remarkable competitive advantages in terms of overall costs and benefit from the government's preferential policies in encouraging investments in new development projects in West China. Both projects enjoy market advantage, cost advantage and policy advantage, helping to build the Company's long-term competitiveness in the marketplace.

…/3

5. The two projects will build new income growth platforms for the Company in the future. In accordance with the new tariff policy approved by the government in the first half of the year, a new power project, when commencing commercial operation, will adopt the average tariff of the power grid where it is located. As such, the certainty concerning tariffs of the Pengshui Project and Tuoketuo Phase III is enhanced. The two projects, when commencing operation on-schedule, will further increase the Company's profitability and will become new income growth platforms for the Company.

Datang Power

Datang Power is one of the largest independent power producers in China with a total installed capacity of 8,110 MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I), Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power") and Unit 1 of Hebei Datang Tangshan Thermal Power; as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Unit 2 of Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Datang International Power Generation Company Limited
Mr. Brian Liu / Mr. Grant Zhang
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Rikes Communications Limited
Ms. Christy Lai / Ms. Sally Wong
Tel: (852) 2520 2201
Fax: (852) 2520 2241

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

Attn: Business Editor
[For Immediate Release]

NDRC Intervenes into Coal Price Increase

Datang Power: The Measures Will Help Contain Fuel Costs

Hong Kong, August 10, 2004 … Datang International Power Generation Co., Ltd. ("Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:DIPGY) announced that as a result of the State's temporary interventional measures on thermal coal prices for certain regions, room for coal price increase would be much limited which in turn means the Company would be subject to lessened pressure of fuel cost increase.

On August 3, 2004, the National Development and Reform Commission (the "NDRC") issued a notice on temporary interventional measures to be imposed on thermal coal prices for certain regions. Accordingly, increase of thermal coal prices shall not exceed 8% of the actual settlement tariffs calculated as at the end of May 2004 (the "Basis").

In the spirit of the NDRC notice, the Company has carried out negotiations with its major coal suppliers, and has confirmed with them that per the Basis, the price increase of contracted coal will not exceed RMB15 yuan per tonne, effective from June 1, 2004 retrospectively. The implementation of the NDRC measures will help ensure coal supply though also causing increase of fuel costs to the Company.

The Company will adopt effective management measures to further contain fuel costs. As there will be more generation units with lower fuel consumption operating in the second half of 2004, the Company expects that the impact of the above-mentioned coal price increase will be significantly offset. The coal price increase permitted this time in fact means that the fuel costs of the Company will be under better control, as they will be contained within the Company's estimated range.

…/2

Datang Power

Datang Power is one of the largest independent power producers in China with a total installed capacity of 8,110 MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I), Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power") and Unit 1 of Hebei Datang Tangshan Thermal Power; as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Unit 2 of Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Datang International Power Generation
Company Limited
Mr. Brian Liu / Mr. Grant Zhang
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Rikes Communications Limited
Ms. Christy Lai / Ms. Sally Wong
Tel: (852) 2520 2201
Fax: (852) 2520 2241

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

Attn: Business Editor
[For Immediate Release]

Datang Power Generates 37.77% More On-grid Electricity for the First Half of 2004

Hong Kong, July 12, 2004...Datang International Power Generation Company Limited ("Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:DIPGY) today announced that based on the Company's preliminary statistics, as of June 30, 2004, the Company's total power generation of its power plants (wholly owned or with controlling stakes) was 25.123 billion kWh, an increase of 37.72% when compared to the corresponding period of the previous year. The Company's total on-grid power generation was 23.578 billion kWh, an increase of 37.77% when compared to the corresponding period of the previous year.

The substantial increase in the Company's total power generation for the first half of 2004 was mainly attributable to the following reasons:

1. The demand for electricity of the industrial and residential sectors within the Company's main service area – North China power grid, in particular the Beijing/Tianjian/Tangshan power grid, has increased significantly, resulting in the high utilisation rates of the Company's power units.

2. Compared to the corresponding period in 2003, the Company has added Units 1 and 2 (1,200 MW) of Inner Mongolia Datang Tuoketuo Power Plant Phase I, Units 1 and 2 (440 MW) of Shanxi Datang Yungang Thermal Power Plant, and Unit 1 (300 MW) of Hebei Datang Tangshan Thermal Power Plant, thereby significantly enhancing the Company's overall power generation capacity.

3. The rationalised scheduling of the Company's maintenance programmes has enhanced production safety management, thereby maintaining relatively high levels of equivalent availability factor for its power units.

Power generation statistics of the Company's power plants for the first half of 2004 are as follows:

Power Plant	Power Generation (billion kWh)	Power Plant	Power Generation (billion kWh)
Gao Jing	1.844	Panshan	3.651
Dou He	5.086	Tuoketuo	3.771
Xia Hua Yuan	1.361	Yungang Thermal Power	1.526
Zhang Jia Kou	7.127	Tangshan Thermal Power	0.746
Fengning Hydropower	0.01022		

Datang Power

Datang Power is one of the largest independent power producers in China with a total installed capacity of 8,110 MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I), Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power") and Unit 1 of Hebei Datang Tangshan Thermal Power; as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Unit 2 of Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr Brian Liu / Mr Grant Zhang
Datang International Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Ms Jenny Ho / Ms Sally Wong
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

Attn: Business Editor
[For Immediate Release]

Datang Power to Invest in Ta Shan Coal Mine
A Strategic Move to Secure Coal Supply and Generate New Income

Hong Kong, July 4, 2004... Datang International Power Generation Company Limited ("Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:DIPGY) announced today that it has entered into agreements with Datong Coal Mine Group Co., Ltd. （大同煤礦集團有限責任公司）("Datong Coal Group") and Datong Coal Mine Company Limited （大同煤業股份有限公司）("Datong Coal Co.") to develop Ta Shan Coal Mine (the "Project"). The capital investment of the Project will be shared among the three parties with Datong Coal Group contributing 21%, Datong Coal Co. contributing 51% and Datang Power contributing 28%. The registered capital of the Project is expected to be 30% of the total investment, with the rest of the capital to be financed by domestic bank loans.

Located in Da Tong City in Shanxi Province, Ta Shan Coal Mine commanded a geological reserve capacity amounting to 5 billion tons, of which 3 billion tons are available for mining. The design of the coal mine will meet a production capacity of 15,000,000 tons per annum for a service duration of 122 years. The raw coal produced is high-quality thermal coal with low sulphur content, low phosphorus content and high thermal value and is suitable for power generation. Total investment of the Project is tentatively set at RMB2.509 billion. The proposal of the Project has been approved by the National Development and Reform Commission. Meanwhile, preliminary works of the Project progress smoothly and it is expected that the production capacity will meet 15,000,000 tons of raw coal per annum by the end of 2006.

Datang Power's investment in Ta Shan Coal Mine is mainly based on the following considerations:

1. A strategic move to secure coal reserve for the Company's future development, securing abundant, stable coal supply for its newly-built projects. Pursuant to the investment agreement, Ta Shan Coal Mine has to supply approximately 10,000,000 tons coal to Datang Power's power plants other than the mine's own consumption.

2. The Project itself has promising earnings prospects. In view of the strong demand in China's coal market, the Project is expected to bring good return to the Company.

.../2

Datang Power

Datang Power is one of the largest independent power producers in China with a total installed capacity of 8,110 MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I), Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power") and Unit 1 of Hebei Datang Tangshan Thermal Power; as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Unit 2 of Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Datang International Power Generation
Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Ms. Christy Lai / Ms. Sally Wong
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(formerly known as Beijing Datang Power Generation Co. Ltd.)

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

(Stock Code: 991)

RESOLUTIONS PASSED AT EXTRAORDINARY GENERAL MEETING, H SHARES CLASS MEETING AND DOMESTIC SHARES CLASS MEETING

Datang International Power Generation Co., Ltd. (the "Company") held its extraordinary general meeting ("EGM"), H Shares Class Meeting and Domestic Shares Class Meeting at the Company's Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China on 22 June 2004. The convening of the EGM, H Shares Class Meeting and Domestic Shares Class Meeting complied with the Company Law of the People's Republic of China and the articles of association of the Company.

The following resolutions were passed as special resolutions at the EGM, H Shares Class Meeting and Domestic Shares Class Meeting:

I. The following resolutions were passed as special resolutions at the EGM:

1. The Company's application for the proposed issue of not more than 1,000,000,000 Renminbi ("RMB") denominated ordinary shares ("A Shares"), comprising a private placing of A Shares made to China Datang Corporation and Tianjin Jinneng Investment Company and a public offer of A Shares to the public (the "A Share Issue") was approved. The A Shares proposed to be issued shall be of par value RMB1.00 each and the A Shares proposed to be issued to the public shall be listed on the Shanghai Stock Exchange. Details are as follows:–

   (1) the Company's issue of not more than 1,000,000,000 A Shares pursuant to the proposed A Share Issue was approved;

   (2) the Company's private placing in the form of state-owned legal person shares, which are provisionally prohibited from listing and trading, of 301,704,761 and 92,358,600 state-owned legal person shares to China Datang Corporation and Tianjin Jinneng Investment Company respectively out of the total amount of A Shares to be issued by the Company pursuant to the proposed A Share Issue stated in the above resolution I(1) was approved (China Datang Corporation and Tianjin Jinneng Investment Company were abstained from voting);

   (3) the Company's issue of not more than 605,936,639 A Shares to the public out of the total amount of A Shares to be issued by the Company pursuant to the proposed A Share Issue stated in the above resolution I(1) was approved;

   (4) the A Shares to be issued by the Company pursuant to the proposed A Share Issue shall be of par value RMB1.00 was approved;

   (5) the A Shares to be issued by the Company to the public shall be applied to be listed on the Shanghai Stock Exchange was approved;

   (6) the A Shares to be issued by the Company to the public pursuant to the proposed A Share Issue shall be issued to natural persons and institutional investors within the PRC (except those prohibited by PRC laws and regulations) who and which have established shareholder accounts was approved;

   (7) the proposal in relation to the share of accumulated profits among the new and old shareholders of the Company after the completion of the proposed A Share Issue was approved;

   (8) the authorisation of the board of directors of the Company to make final decision in relation to the proposal of the A Share Issue, sign all such agreements and/or documents, carry out all such procedures and take all such actions as they deem necessary, in connection with the completion of the proposed A Share Issue as well as the execution and completion of the procedures for the listing on the Shanghai Stock Exchange of such portion of shares to be issued to the public in the PRC after the completion of the A Share Issue was approved.

2. all decisions made by the Company in relation to the A Share issue were approved, i.e. all resolutions mentioned in 1 above, shall be valid for one year from the date of passing of the relevant resolutions at the EGM and being approved by way of resolutions by holders of H Shares of the Company at a H Shares Class Meeting and by holders of domestic shares of the Company at a Domestic Shares Class Meeting.

3. the Company's proposed plan in relation to the use of proceeds from the A Share Issue was approved, and the board of directors of the Company be and is hereby authorised to determine the final plan of the use of proceeds.

(7) the proposal in relation to the share of accumulated profits among the new and old shareholders of the Company after the completion of the proposed A Share Issue was approved;

(8) the authorisation of the board of directors of the Company to make final decision in relation to the proposal of the A Share Issue, sign all such agreements and/or documents, carry out all such procedures and take all such actions as they deem necessary, in connection with the completion of the proposed A Share Issue as well as the execution and completion of the procedures for the listing on the Shanghai Stock Exchange of such portion of shares to be issued to the public in the PRC after the completion of the A Share Issue was approved.

2. all decisions made by the Company in relation to the A Share issue were approved, i.e. all resolutions mentioned in 1 above, shall be valid for one year from the date of passing of the relevant resolutions at the EGM and being approved by way of resolutions by holders of H Shares of the Company at a H Shares Class Meeting and by holders of domestic shares of the Company at a Domestic Shares Class Meeting.

3. the Company's proposed plan in relation to the use of proceeds from the A Share Issue was approved, and the board of directors of the Company be and is hereby authorised to determine the final plan of the use of proceeds.

4. the authorisation of the board of directors of the Company to complete and file the amendments to the articles of association of the Company with the relevant authorities for approval to such amendments was approved.

5. the amendments to the articles of association of the Company were approved, i.e. the change of the Company's name from "北京大唐發電股份有限公司Beijing Datang Power Generation Co. Ltd." to "大唐國際發電股份有限公司Datang International Power Generation Co. Ltd.", and that the board of directors of the Company be and is hereby authorized to file the amendments to the articles of association of the Company with the relevant authorities for approval to such amendments.

II. The following resolutions were passed at the H Shares Class Meeting by more than two thirds of the shareholders of the Company with voting rights in issue:

1. The Company's application for the proposed issue of not more than 1,000,000,000 Renminbi ("RMB") denominated ordinary shares ("A Shares"), comprising a private placing of A Shares made to China Datang Corporation and Tianjin Jinneng Investment Company and a public offer of A Shares to the public (the "A Share Issue") was approved. The A Shares proposed to be issued shall be of par value RMB1.00 each and the A Shares proposed to be issued to the public shall be listed on the Shanghai Stock Exchange. Details of which are stated in the above EGM resolutions 1(1) to (8);

2. all decisions made by the Company in relation to the A Share Issue were approved, i.e. all resolutions mentioned in 1 above, shall be valid for one year from the date of passing of the relevant resolutions at the EGM and being approved by way of resolutions by holders of H Shares of the Company at a H Shares Class Meeting and by holders of domestic shares of the Company at a Domestic Shares Class Meeting.

III. The following resolutions were passed at the Domestic Shares Class Meeting by more than two thirds of the shareholders of the Company with voting rights in issue:

1. The Company's application for the proposed issue of not more than 1,000,000,000 Renminbi ("RMB") denominated ordinary shares ("A Shares"), comprising a private placing of A Shares made to China Datang Corporation and Tianjin Jinneng Investment Company and a public offer of A Shares to the public (the "A Share Issue") was approved. The A Shares proposed to be issued shall be of par value RMB1.00 each and the A Shares proposed to be issued to the public shall be listed on the Shanghai Stock Exchange. Details of which are stated in the above EGM resolutions 1(1) to (8);

2. all decisions made by the Company in relation to the A Share Issue were approved, i.e. all resolutions mentioned in 1 above, shall be valid for one year from the date of passing of the relevant resolutions at the EGM and being approved by way of resolutions by holders of H Shares of the Company at a H Shares Class Meeting and by holders of domestic shares of the Company at a Domestic Shares Class Meeting.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 22 June 2004

As at the date of this announcement, the directors of the Company are:–

Zhai Ruoyu, Yu Hongji, Zhang Yi, Hu Shengmu, Yang Hongming, Wang Xianzhou, Liu Haixia, Su Tiegang, Ye Yonghui, Tong Yunshang, Zhang Wantuo, Yang Jiayi, Xu Daping*, Wu Zhentao*

* *independent non-executive directors*

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(formerly known as Beijing Datang Power Generation Co. Ltd.)

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

(Stock Code: 991)

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2003

Datang International Power Generation Co., Ltd. (the "Company") held its annual general meeting for the year 2003 ("AGM") at the Company's Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China on 22 June 2004. The convening of the AGM complied with the Company Law of the People's Republic of China and the articles of association of the Company:

The following resolutions were considered and passed at the AGM:

1. the report of the Board of Directors for the year 2003 was approved;
2. the report of the supervisory committee of the Company for the year 2003 was approved;
3. the audited financial statement of the Company for the year 2003 was approved;
4. the budget of the Company for the year 2004 was approved;
5. the profit distribution plan of the Company for the year 2003 was approved;
6. the investment plans of the Company was approved;
7. the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited and PricewaterhouseCoopers as the Company's domestic and international auditors respectively and to authorise the board of directors to fix their remuneration were approved;
8. members of the fifth session of the board of directors were approved:

   Mr. Zhai Ruoyu as non-executive director of the Company

   Mr. Zhang Yi as executive director of the Company

   Mr. Hu Shengmu as non-executive director of the Company

   Mr. Kou Bingen as non-executive director of the Company

   Mr. Yang Hongming as executive director of the Company

   Mr. Liu Haixia as non-executive director of the Company

   Ms. Guan Tiangang as non-executive director of the Company

   Mr. Su Tiegang as non-executive director of the Company

   Mr. Ye Yonghui as non-executive director of the Company

   Mr. Tong Yunshang as non-executive director of the Company

   Mr. Xie Songlin as independent non-executive director of the Company

   Mr. Xu Daping as independent non-executive director of the Company

   Mr. Liu Chaoan as independent non-executive director of the Company

   Mr. Yu Changchun as independent non-executive director of the Company

   Mr. Xia Qing as independent non-executive director of the Company
9. members of the fifth session of the supervisory committee of the Company were approved:

   Mr. Zhang Wantuo as member of the supervisory committee of the Company

   Mr. Fu Guoqiang as member of the supervisory committee of the Company

   Mr. Zhang Jie as member of the supervisory committee of the Company

   Mr. Shi Xiaofan as member of the supervisory committee of the Company

   of whom: Mr. Shi Xiaofan has been elected as the supervisory member of staff representatives at the staff representatives meeting

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 22 June 2004

As at the date of this announcement, the directors of the Company are:–

Zhai Ruoyu, Yu Hongji, Zhang Yi, Hu Shengmu, Yang Hongming, Wang Xianzhou, Liu Haixia, Su Tiegang, Ye Yonghui, Tong Yunshang, Zhang Wantuo, Yang Jiayi, Xu Daping*, Wu Zhentao*

* *independent non-executive directors*

Attn: Business Editor
[For Immediate Release]

New Tariff Policy Will Benefit Datang Power

Hong Kong, June 17, 2004… Datang International Power Generation Company Limited ("Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:DIPGY) considers that the new tariff policy will benefit the Company.

In early 2004, the National Development and Reform Commission (the "NDRC") has increased the overall on-grid tariff by RMB0.007/kWh with an aim to compensate the impact of coal price increase of RMB12 per ton upon electricity producers. Accordingly, Datang Power's power plants have already implemented tariff adjustments effective January 1, 2004. Recently, the NDRC has determined average on-grid tariffs for respective regional power grids so as to better regulate the management of power tariffs. The impact of the new tariff policy upon Datang Power is as follows:

1. A unified on-grid tariff will be adopted for new generation units (including those which have commenced operation but not yet approved definitive tariffs and those which will commence operation in future) per regional grid. Accordingly, on-grid tariffs for new coal-fired generation units (including thermal units) in the Beijing-Tianjin-Tangshan ("BTT") area and Shanxi are RMB0.305/kWh and RMB0.235/kWh, respectively, for units without desulphurisation facilities, whereas an extra RMB0.015/kWh will be added for units with desulphurisation facilities. As such, the Company's Panshan Power Plant (1,200 MW) and Unit 1 of Tangshan Thermal Power Plant (300 MW) have implemented the new tariff of RMB0.305/kWh effective April 1, 2004, and the same tariff will also apply to Unit 2 of Tangshan Thermal Plant (300 MW) which is expected to commence operation towards the end of this year. The Company's Yungang Thermal Power Plant (440 MW) has implemented a new tariff of RMB0.238/kWh effective June 15, 2004.

2. A unified on-grid tariff for "West-to-East Transmission" projects will be adopted. Power units in Shanxi Province and Inner Mongolia that generate electricity for the BTT grid will be entitled to a unified on-grid tariff of RMB0.27/kWh. The Company's power plants that have implemented such tariff include Tuoketuo Power Plant Phase I (1,200 MW) (which has been operating), Tueketuo Power Plant Phase II (1,200 MW) and Shentou Second Power Plant Phase II (1,000 MW) (both of which will commence operation in the near future).

…/2

3. Utilisation hours for approved tariffs and tariffs for excessive generation have been regulated. Utilisation hours applied to coal-fired generation units for adopting State-approved on-grid tariffs have been standardised. For units within the power grids of Beijing, northern part of Hebei and Shanxi: 5,500 hours; and for units within the Tianjin power grid: 5,300 hours. For power generation in excess of the above utilisation hours, a unified "tariff for excessive generation" will apply: that is, RMB0.288/kWh for the BTT power grid (Beijing, Tianjin and northern part of Hebei) and RMB0.196/kWh for the Shanxi power grid.

The Company considers that the new tariff policy, in particular the determination and implementation of average on-grid tariff per regional grid, has minimised the risk in seeking individual tariff approval for Datang Power's new generation units. The new policy will also increase the predictability of new projects' profitability, which will in turn enhance the Company's cost control and construction costs management for new projects, thereby benefiting the Company's long-term development. While the new tariffs are within the Company's expected levels, the Company believes that the new tariff policy will affect the Company's overall operation and business development in a positive manner.

<u>Datang Power</u>
Datang Power is one of the largest independent power producers in China with a total installed capacity of 8,110 MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I), Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power") and Unit 1 of Hebei Datang Tangshan Thermal Power; as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Unit 2 of Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Datang International Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Ms. Christy Lai / Ms. Sally Wong
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

Attn: Business Editors

[For Immediate Release]

Chairman Zhai Ruoyu Named the "China CEO of the Year" by the Asia Business Leader Awards 2004

Hong Kong, May 30, 2004 … Datang International Power Generation Company Limited ("Datang Power" or the "Company") (HKEx: 991; LSE: DAT; ADR: BJDHY) announced today that Mr Zhai Ruoyu, Chairman of Datang Power, was named the "China CEO of the Year" by the Asia Business Leader Awards 2004 (the "Awards"). Mr Zhai is the only Chinese business leader who received the award, and the first-ever Chinese enterprise receiving the award since the Awards was launched in 2001.

The Awards was jointly organized by the renowned international communication group CNBC Asia Pacific and TNT-Asia; and was co-hosted by China Business Network. The theme for the Awards was "Recognition to Asia's Top CEOs", a tribute to Asia's outstanding leaders in managing highly successful businesses.

At the award ceremony, Mr Zhai said, "I am very pleased to receive the award. This is a recognition not only for my work but also for the achievements of the Company and Chinese enterprises. The award demonstrates that the Company has achieved major progress in working in line with international business practices."

Mr Zhai emphasized, "The achievement only tells the past. In view of the economic globalization trend, Chinese enterprises should put more focus on management to enhance efficiency. As a utility, the Company will capitalize on every opportunity to accelerate its development, laying solid foundation for the nation's economic developments and bringing returns to shareholders, the society and the nation with good business results."

In addition to the "China CEO of the Year" award received by Mr Zhai, Datang Power was also previously named "Company of the Year 2003 for China" by *The Banker*, demonstrating yet another international recognition of the Company's achievements.

…/2

Datang Power

Datang Power is one of the largest independent power producers in China with a total installed capacity of 8,110 MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I), Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power") and Unit 1 of Hebei Datang Tangshan Thermal Power; as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Unit 2 of Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr Brian Liu / Mr Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Ms Christy Lai / Ms Sally Wong
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

PROPOSED ISSUE OF A SHARES IN THE PRC
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
CONNECTED TRANSACTIONS

PROPOSED ISSUE OF A SHARES IN THE PRC

The Company intends to apply to the CSRC for the issue of not more than 1 billion A Shares. The A Shares Issue will involve the issue of A Shares to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares); and (ii) natural persons and institutional investors in the PRC. The A Share Issue may or may not proceed. Investors are advised to exercise caution in dealing in the shares of the Company.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

To cater for the A Share Issue, the change of name of the Company and the recent amendments to the Listing Rules, amendments are proposed to be made to the articles of association of the Company.

CONNECTED TRANSACTIONS

As at the date of this announcement, each of CDGC and TJIC holds approximately 35.43% and 10.84% of the issued share capital of the Company respectively and therefore each of them is a substantial shareholder of the Company (as defined in the Listing Rules). By virtue of these relationships, each of the Private Placement Arrangements constitutes connected transaction under Chapter 14A of the Listing Rules and is subject to the approval by the independent shareholders of the Company in the EGM.

A SHARE ISSUE

The Company intends to apply to the CSRC for the issue of not more than 1 billion new A Shares. The A Shares Issue will involve the issue of A Shares to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares); and (ii) natural person and institutional investors in the PRC. The A Shares to be issued under the Public Subscription Tranche are proposed to be listed on the Shanghai Stock Exchange. At present, the H Shares are listed on the Hong Kong Stock Exchange and the London Stock Exchange.

STRUCTURE OF THE A SHARE ISSUE

The proposed structure of the A Share Issue is set out below:

(1) Type of securities to be issued: RMB denominated ordinary shares.

(2) Number of A Shares to be issued: Not more than 1 billion A Shares, the exact number of which shall be determined by the Board as proposed to be authorised by the shareholders of the Company at the EGM and CSMs.

(3) Par value: RMB1.00 per share.

(4) Target subscribers: Part of the existing holders of domestic shares of the Company, natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC.

(i) CDGC and TJIC, part of the existing holders of domestic shares of the Company, intended to subscribe at the same issue price as the A Shares to be issued under the Public Subscription Tranche for not more than 301,704,761 and 92,358,600 A Shares (based on the issue of 1 billion A Shares), respectively, representing approximately 30.17% and 9.24% of the total number of A Shares to be issued (based on the issue of 1 billion shares), respectively. If the total number of A Shares to be issued is less than 1 billion, the number of A Shares to be placed to each of CDGC and TJIC will be adjusted accordingly with reference to the total number of A Shares to be issued. Such A Shares will not be listed and traded on the Shanghai Stock Exchange for the time being.

(ii) The Company intends to issue not more than 605,936,639 A Shares to natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC.

Each of the Private Placement Arrangements to CDGC and TJIC constitutes connected transaction under the Listing Rules, which is subject to the approval by the independent shareholders of the Company at the EGM.

(5) Issue price and pricing process: The issue price of the A Shares will be determined in accordance with strict market principles based on the PRC securities market condition at the time when the A Share Issue takes place. The final issue price as well as the pricing mechanism will, as may be required under the relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC.

(6) Use of proceeds: It is intended that not more than RMB6 billion will be raised from the A Share Issue and are intended to be used in following projects:

(a) approximately RMB248 million to complete phase II of the Datang Tuoketuo power generation project;
(b) approximately RMB350 million to complete the Datang Shentou power generation project;
(c) approximately RMB211 million to complete the Datang Liancheng power generation project;
(d) approximately RMB323 million to complete phase II of the Datang Tangshan power generation project;
(e) approximately RMB347 million to complete the Datang Honghe power generation project;
(f) approximately RMB854 million to complete the Datang Pengshui hydropower generation project;
(g) approximately RMB609 million to complete phase III of the Datang Tuoketuo power generation project;
(h) approximately RMB1,094 million to complete the Datang Chaozhou power generation project;
(i) approximately RMB546 million to complete phase I of the Fujian Datang Ningde power generation project; and
(j) approximately RMB999 million to complete phase I of the Zhejiang Datang Wushashan power generation project.

To the extent that the proceeds of the A Share Issue are not sufficient to fund the above projects, the Company will use its internal resources if necessary.

Further details in respect of the use of proceeds will be disclosed in the circular to be despatched to the shareholders of the Company.

REASONS FOR AND BENEFITS OF THE A SHARE ISSUE

The Directors believe that with the proceeds raised from the A Share Issue, the Company could further develop its business in the development, construction and operation of power plants in the PRC. The A Share Issue will also provide the Company with an alternative channel to raise further capital and will enhance the shareholders base and enlarge the capital base of the Company. It will also enhance the profile of the Company in the PRC.

EFFECTS OF THE A SHARE ISSUE ON THE COMPANY'S CAPITAL STRUCTURE

Set out below is a summary of the changes in the shareholding percentage of the Company prior to and immediately upon completion of the A Share Issue based on the assumption that the entire 1 billion A Shares will be issued and the Convertible Bond issued by the Company will be fully converted into 215,812,558 H Shares (based on the conversion price of HK$5.558 per H Share) immediately upon completion of the A Share Issue:

Type of shares	Prior to the A Share Issue	Shareholding percentage (%) (approximate)	Immediately upon completion of the A Share Issue	Shareholding Percentage (%) (approximate)
1. *Unlisted domestic shares:*				
CDGC	1,828,768,200	35.43	2,130,472,961[1]	33.40
BIPDIC	671,792,400	13.01	671,792,400	10.53
HCIC	671,792,400	13.01	671,792,400	10.53
TJIC	559,827,000	10.84	652,185,600[2]	10.22
2. *Listed Shares:*				
A Shares	–	–	605,936,639	9.50
H Shares	1,430,669,000	27.71	1,646,481,558[3]	25.81
Total	5,162,849,000	100.00	6,378,661,558	100.00

Notes:

1 Include the 301,704,761 A Shares to be issued under the Private Placement Arrangements

2 Include the 92,358,600 A Shares to be issued under the Private Placement Arrangements

3 Include the Convertible Bond issued by the Company assumed to be fully converted into 215,812,558 H Shares

EXTRAORDINARY GENERAL MEETING AND CONNECTED TRANSACTIONS

For the purpose of approving, inter alia, the A Share Issue, an EGM will be held on 22 June 2004 at which certain special resolutions will be proposed including to consider and, if thought fit, approve, inter alia, the resolution authorising the Board to issue A Shares not exceeding 1 billion A Shares and to determine the implementation details of the A Share Issue.

As at the date of this announcement, each of CDGC and TJIC holds approximately 35.43% and 10.84% of the issued share capital of the Company respectively and therefore each of them is a substantial shareholder of the Company (as defined in the Listing Rules). By virtue of these relationships, each of the Private Placement Arrangements constitutes connected transaction under Chapter 14A of the Listing Rules and is subject to the approval by the independent shareholders of the Company in the EGM.

In accordance with the Listing Rules, each of CDGC and TJIC and their respective associates will be abstained from voting in the resolution(s) regarding each of the Private Placement Arrangements.

CLASS SHAREHOLDERS MEETINGS

In accordance with Rule 19A.38 of the Listing Rules and the articles of associations of the Company, for the purpose of approving the A Share Issue, CSM will be held for each of the holders of domestic shares of the Company and holders of H Shares on 22 June 2004, at which certain resolutions will be proposed to consider and, if thought fit, approve, inter alia, the resolution authorising the Board to issue A Shares not exceeding 1 billion A Shares and to determine the implementation details of the A Share Issue.

It should be noted that the A Share Issue and the proposed listing of A Shares on the Shanghai Stock Exchange, upon the approval from the shareholders of the Company at the EGM and the CSMs, is still subject to the approval by the CSRC to the issue of the A Shares and the Shanghai Stock Exchange to the listing of the A Shares on the Shanghai Stock Exchange. In the event that the Private Placement Arrangements are not being approved by the shareholders of the Company in the EGM and/or the CSMs, the Board will decide whether to proceed with the A Share Issue and the structure thereon and a separate announcement will be made accordingly.

INDEPENDENT BOARD COMMITTEE

A committee of the Board, comprising the independent Directors, will be established for the purpose of advising the independent shareholders of the Company in respect of each of the Private Placement Arrangements.

INDEPENDENT FINANCIAL ADVISER

An independent financial adviser will be appointed to advise the Independent Board Committee on each of the Private Placement Arrangements. The basis and details of the independent financial adviser's opinion will be set out in its letter to be included in a circular to be despatched to the shareholders of the Company in respect of, among other things, each of the Private Placement Arrangements.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Amendments will be proposed to be made to the articles of association of the Company to cater for the A Share Issue. Further to the announcement dated 21 April 2004 issued by the Company relating to the change of the Company's name from "北京大唐發電股份有限公司 Beijing Datang Power Generation Co. Ltd." to "大唐國際發電股份有限公司 Datang International Power Generation Co., Ltd." (the stock short name of the Company on the Hong Kong Stock Exchange will also be changed to "DATANG POWER大唐發電" with effect from 7 May 2004), amendments is also proposed to be made to the articles of association of the Company to cater for the change of the Company's name as well as to reflect the recent amendments to the Listing Rules. Such proposed amendments to be made to the articles of association of the Company are subject to be approved by the Company's shareholders at the EGM, and are conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities. Details of the proposed amendments to the articles of association of the Company will be disclosed in the circular to be despatched to the shareholders of the Company.

CIRCULAR TO THE SHAREHOLDERS OF THE COMPANY

A circular containing, among other things, details of the A Share Issue and each of the Private Placement Arrangements, the advice of the Independent Board Committee to the independent shareholders of the Company, the advice of the independent financial adviser to the Independent Board Committee and the proposed amendments to the articles of association of the Company will be despatched to the shareholders of the Company as soon as practicable after this announcement.

GENERAL

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the shares of the Company. Further details about the A Share Issue will be disclosed in the newspapers in the PRC when the A Share Issue materialises and an extract of which will be disclosed in the newspapers in Hong Kong simultaneously in accordance with the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"A Share(s)"	the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each which are to be subscribed in RMB and are proposed to be issued by the Company to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares) and (ii) natural person and institutional investors in the PRC
"A Share Issue"	the proposed issue of A Shares to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares) and (ii) natural person and institutional public investors in the PRC by the Company. The A Shares to be issued under the Public Subscription Tranche are proposed to be listed on the Shanghai Stock Exchange
"BIPDIC"	Beijing International Power Development and Investment Company (北京國際電力開發投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 13.01% of the issued share capital of the Company
"Board"	the board of Directors
"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company
"Company"	Datang International Power Generation Co. Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC in 13 December 1994, the H Shares of which are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Convertible Bond	the convertible bond issued by the Company on 3 September 2003 which can be converted into new H Shares
"CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company, each proposed to be held on 22 June 2004
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company proposed to be held on 22 June 2004
"HCIC"	Hebei Construction Investment Company (河北省建設投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 13.01% of the issued share capital of the Company
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	a committee of the Board, comprising the independent Directors, to be established for the purposes of advising the independent shareholders of the Company in respect of each of the Private Placement Arrangements
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"Private Placement Arrangements"	the proposed private placing of A Shares to part of the existing holders of domestic shares of the Company at the same issue price as the A Shares to be issued under the Public Subscription Tranche. Such A Shares will not be listed and traded on the Shanghai Stock Exchange for the time being
"PRC"	the People's Republic of China
"Public Subscription Tranche"	the public offer of A Shares to natural person and institutional investors in the PRC. Such A Shares are proposed to be listed on the Shanghai Stock Exchange
"RMB"	Renminbi, the lawful currency of the PRC
"TJIC"	Tianjin Jinneng Investment Company (天津市津能投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 10.84% of the issued share capital of the Company

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 6 May 2004

As at the date of this announcement, the directors of the Company are:–

Zhai Ruoyu, Yu Hongji, Zhang Yi, Hu Shengmu, Yang Hongming, Wang Xianzhou, Liu Haixia, Su Tiegang, Ye Yonghui, Tong Yunshang, Zhang Wantuo, Yang Jiayi, Xu Daping*, Wu Zhentao*

* *Independent non-executive directors*

(Stock Code: 991)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company ("Extraordinary General Meeting") will be held on 22 June 2004 at 11:00 a.m. at Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") to consider and, if thought fit, to pass the following resolutions as special resolutions:

1. **THAT** the Company's application for the proposed issue of not more than 1,000,000,000 Renminbi ("RMB") denominated ordinary shares ("A Shares"), comprising a private placing of A Shares made to China Datang Corporation and Tianjin Jinneng Investment Company and a public offer of A Shares to the public (the "A Share Issue"), be and is hereby considered and approved. The A Shares proposed to be issued shall be of par value RMB1.00 each and the A Shares proposed to be issued to the public shall be listed on the Shanghai Stock Exchange. Details are as follows: -

   (1) **THAT** the Company's issue of not more than 1,000,000,000 A Shares pursuant to the proposed A Share Issue be and is hereby considered and approved (Note 1);

   (2) **THAT** the Company's private placing in the form of state-owned legal person shares, which are provisionally prohibited from listing and trading, of 301,704,761 and 92,358,600 state-owned legal person shares to China Datang Corporation and Tianjin Jinneng Investment Company respectively out of the total amount of A Shares to be issued by the Company pursuant to the proposed A Share Issue stated in the above resolution 1(1) be and is hereby considered and approved (Note 2);

   (3) **THAT** the Company's issue of not more than 605,936,639 A Shares to the public out of the total amount of A Shares to be issued by the Company pursuant to the proposed A Share Issue stated in the above resolution 1(1) be and is hereby considered and approved;

   (4) **THAT** the A Shares to be issued by the Company pursuant to the proposed A Share Issue shall be of par value RMB1.00 be and is hereby considered and approved;

   (5) **THAT** the A Shares to be issued by the Company to the public shall be applied to be listed on the Shanghai Stock Exchange be and is hereby considered and approved;

   (6) **THAT** the A Shares to be issued by the Company to the public pursuant to the proposed A Share Issue shall be issued to natural persons and institutional investors within the PRC (except those prohibited by PRC laws and regulations) who and which have established shareholder accounts be and is hereby considered and approved;

   (7) **THAT** the proposal in relation to the share of accumulated profits among the new and old shareholders of the Company after the completion of the proposed A Share Issue be and is hereby considered and approved (Note 3);

   (8) **THAT** the board of directors of the Company be and is hereby authorised to make final decision in relation to the proposal of the A Share Issue, sign all such agreements and/or documents, carry out all such procedures and take all such actions as they deem necessary, in connection with the completion of the proposed A Share Issue as well as the execution and completion of the procedures for the listing on the Shanghai Stock Exchange of such portion of shares to be issued to the public in the PRC after the completion of the A Share Issue.

2. **THAT** all decisions made by the Company in relation to the A Share issue, i.e. all resolutions mentioned in 1 above, shall be valid for one year from the date of passing of the relevant resolutions at the forthcoming Extraordinary General Meeting of the Company and being approved by way of resolutions by holders of H Shares of the Company at a H Shares class meeting and by holders of domestic shares of the Company at a Domestic Shares Class Meeting be and is hereby considered and approved.

3. **THAT** the Company's proposed plan in relation to the use of proceeds from the A Share Issue be and is hereby considered and approved, and the board of directors of the Company be and is hereby authorised to determine the final plan of the use of proceeds.

4. **THAT** the board of directors of the Company be and is hereby authorised to complete and file the amendments to the articles of association of the Company with the relevant authorities for approval to such amendments.

5. **THAT** the amendments to the articles of association of the Company be and is hereby considered and approved, i.e. the change of the Company's name from "北京大唐發電股份有限公司 Beijing Datang Power Generation Co. Ltd." to "大唐國際發電股份有限公司 Datang International Power Generation Co. Ltd.", and that the board of directors of the Company be and is hereby authorized to file the amendments to the articles of association of the Company with the relevant authorities for approval to such amendments.

By order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 6 May 2004

Notes:

1. The proposed A Share Issue and the Company's proposed plan in relation to the use of net proceeds from the A Share Issue

   The Company's shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the announcement of the Company dated 6 May 2004 (the "Announcement"). Further details will be included in a circular to be despatched to the shareholders of the Company (the "Circular").

2. Private placing of state-owned legal person shares to part of the holders of domestic shares of the Company.

   Both China Datang Corporation and Tianjin Jinneng Investment Company are substantial shareholders of the Company. Accordingly, the Company's private placing of A Shares, being state-owned legal person shares which are provisionally prohibited from listing and trading, to the aforesaid holders of domestic shares of the Company will constitute connected transactions of the Company as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and be subject to the Company's independent shareholders' approval respectively. Details of the private placing of A Shares are contained in the Announcement and Circular.

3. Arrangement on accumulated profits

   After the completion of the Company's A Share Issue, the Company's unappropriated accumulated profits as at the date of such issue shall be shared among the new and old shareholders of the Company.

4. Other matters

   (A) The Company's shareholders are reminded that pursuant to the articles of association of the Company, the register of members of the Company will be closed from 22 May 2004 to 22 June 2004, both dates inclusive, during which period no transfer of shares will be registered. The Company's shareholders, whose names appear on the register of members of the Company on 22 May 2004 are entitled to attend and vote at the extraordinary general meeting.

   (B) Every shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

   (C) Where a shareholder of the Company appoints more than one proxy, his proxies may only vote in a poll.

   (D) To be valid, shareholders of the Company must deliver the form of proxy and if such proxy is signed by a person on behalf of his appointer pursuant to a power of attorney or other authority, the power of attorney or other authority under which it is signed or a certified copy of that power or authority (such certification to be made by a notary) to the Company not less than 24 hours before the time scheduled for holding the Extraordinary General Meeting.

   (E) Shareholders of the Company who wish to attend the Extraordinary General Meeting are required to return to the Company notice of attendance on or before 1 June 2004 (3 weeks before the date of the meeting). Completion and return of this form of proxy and notice of attendance will not preclude a shareholder of the Company from attending and voting at the Extraordinary General Meeting in person.

   (F) Holders of H Shares shall deliver the form of proxy and, if such proxy is signed by a person on behalf of his appointer pursuant to a power of attorney or other authority, the power of attorney or other authority under which it is signed or a certified copy of that power or authority (such certification to be made by a notary) and notice of attendance to the Company's H Share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong.

   (G) Holders of domestic shares of the Company shall deliver the form of proxy and, if such proxy is signed by a person on behalf of his appointer pursuant to a power of attorney or other authority, the power of attorney or other authority under which it is signed or a certified copy of that power or authority (such certification to be made by a notary) and notice of attendance to the office of the Company at its registered address. Details of the Company's registered address are as follows:

   No. 482 Guanganmennei Avenue
   Xuanwu District
   Beijing
   People's Republic of China
   Postal Code: 100053
   Tel: (8610) 8358 1905
   Fax: (8610) 8358 1907

The Extraordinary General Meeting is expected to last for about half an hour. Shareholders of the Company and their proxies attending the Extraordinary General Meeting shall be responsible for their own travel and accommodation expenses.

As at the date of this announcement, the directors of the Company are:-

Zhai Ruoyu, Yu Hongji, Zhang Yi, Hu Shengmu, Yang Hongming, Wang Xianzhou, Liu Haixia, Su Tiegang, Ye Yonghui, Tong Yunshang, Zhang Wantuo, Yang Jiayi, Xu Daping*, Wu Zhentao*

* *independent non-executive directors*

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Notice of Attendance for the Extraordinary General Meeting

Name of shareholder *(Note 1)* ______________________________

Number of shares held *(Note 2)* ______________________________ Domestic Shares / H Shares

I/We intend to attend, or appoint a proxy (proxies) to attend the extraordinary general meeting of the Company to be held at the Company's Conference Room No. 804, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 11:00 a.m. on Tuesday, 22 June 2004.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of shares registered under your name(s).
3. This notice, when duly completed and signed, is required to be delivered to the Company by hand, post, cable or fax on or before 1 June 2004.

Holder of H shares of the Company is required to deliver this notice to the Company's H Share Registrar Computershare Hong Kong Investor Services Limited at Rooms 1712-16, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. Tel: (852) 2862 8628, Fax: (852) 2529 6087 or 2865 0990

Holder of domestic shares of the Company is required to deliver this notice to the Company's registered office at its registered address at No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode: 100053, Tel: (8610) 8358 1905, Fax: (8610) 8358 1907

Signature(s): ______________________

Date: ______________________ 2004

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2003

Pursuant to the articles of association and the resolutions of the board of directors (the "Board of Directors") of Datang International Power Generation Co., Ltd. (the "Company"). **NOTICE IS HEREBY GIVEN** that the annual general meeting of the Company for the year 2003 will be held at the Company's Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 9:00 a.m. on Tuesday, 22 June 2004 for the purposes of considering and, if thought fit, passing the following resolutions:

1. to consider and approve the report of the Board of Directors for the year 2003;
2. to consider and approve the report of the supervisory committee of the Company for the year 2003;
3. to consider and approve the audited financial statement of the Company for the year 2003;
4. to consider and approve the budget of the Company for the year 2004;
5. to consider and approve the profit distribution plan of the Company for the year 2003;
6. to consider and approve the investment plans of the Company;
7. to consider and approve the proposed re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited and PricewaterhouseCoopers as the Company's domestic and international auditors respectively and to authorise the Board of Directors to fix their remuneration;
8. to consider and approve the candidates for the fifth session of the Board of Directors *(Note 1)*;
   - (i) elect Mr. Zhai Ruoyu as non-executive director of the Company
   - (ii) elect Mr. Zhang Yi as executive director of the Company
   - (iii) elect Mr. Hu Shengmu as non-executive director of the Company
   - (iv) elect Mr. Kou Bingen as non-executive director of the Company
   - (v) elect Mr. Yang Hongming as executive director of the Company
   - (vi) elect Mr. Liu Haixia as non-executive director of the Company
   - (vii) elect Ms. Guan Tiangang as non-executive director of the Company
   - (viii) elect Mr. Su Tiegang as non-executive director of the Company
   - (ix) elect Mr. Ye Yonghui as non-executive director of the Company
   - (x) elect Mr. Tong Yunshang as non-executive director of the Company
   - (xi) elect Mr. Xie Songlin as independent non-executive director of the Company
   - (xii) elect Mr. Xu Daping as independent non-executive director of the Company
   - (xiii) elect Mr. Liu Chaoan as independent non-executive director of the Company
   - (xiv) elect Mr. Yu Changchun as independent non-executive director of the Company
   - (xv) elect Mr. Xia Qing as independent non-executive director of the Company
9. to consider and approve the candidates for the fifth session of the supervisory committee of the Company *(Note 1)*; and
   - (i) elect Mr. Zhang Wantuo as member of the supervisory committee of the Company
   - (ii) elect Mr. Fu Guoqiang as member of the supervisory committee of the Company
   - (iii) elect Mr. Zhang Jie as member of the supervisory committee of the Company
   - (iv) Mr. Shi Xiaofan has been elected as the supervisory member of staff representatives at the staff representatives meeting
10. to consider and approve any proposals put forward by shareholder(s) holding 5% or more of the total number of shares of the Company with voting rights.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 6 May 2004

Note:

1. Candidates for the fifth Session of the Board of Directors and the supervisory committee of the Company and their biographies:

Members of the Board of Directors:

Zhai Ruoyu, aged 57, professor-grade senior engineer. He is currently the chairman of the Company and general manager of China Datang Corporation. Being in the power industry for over 40 years, Mr. Zhai has long been engaged in the fields of power production, production technology management, administration and business management. He has extensive experience with specific expertise in power generation and business management.

Zhang Yi, aged 56, professor-grade senior engineer. He is currently the vice chairman and general manager of the Company. Mr. Zhang is a government sponsored expert designated by the State Council.

Hu Shengmu, aged 43, senior accountant. He is currently a director of the Company and the chief financial controller of China Datang Corporation. Mr. Hu has been involved in financial management of power system for 22 years. He is knowledgeable in financial management and has extensive experience in financial practices.

Kou Bingen, aged 42, senior economist. He is currently a director of the Company and the deputy head of development and planning department of China Datang Corporation. He has extensive experience in corporate management and industrial planning and investment.

Yang Hongming, aged 57, senior economist. He is an executive director, vice president and secretary to the Board of Directors. Mr. Yang is knowledgeable in macroeconomics and market administration of the power industry, and is particularly well experienced in respect of government regulations.

Liu Haixia, aged 42, senior engineer. He is currently a director of the Company and an assistant to general manager of Beijing International Power Development and Investment Company. With his long-standing involvement in corporate management and planning management and planning management of power companies, Mr. Liu has acquired extensive experience in corporate management and industrial planning and investment.

Guan Tiangang, aged 36, senior engineer. She is currently the manager of power production and operation department of Beijing International Power Development and Investment Company. She has extensive experience in corporate management and investment.

Su Tiegang, aged 56, senior engineer. He is currently a director of the Company and the deputy general manager of Hebei Construction Investment Company. With his long-standing involvement in corporate management and planning management, Mr. Su is well experienced in corporate management and industrial planning and investment.

Ye Yonghui, aged 51, presently a director of the Company and the manager of the energy branch of Hebei Construction Investment Company. With his long-standing involvement in corporate management and planning management, Mr. Ye is well-experienced in corporate management and industrial planning and investment.

Tong Yunshang, aged 62, professor-grade senior engineer. Mr. Tong is presently a director of the Company and the general manager of Tianjin Jinneng Investment Company. With his long-standing involvement in corporate management and planning management, Mr. Tong is well-experienced in corporate management and industrial planning and investment.

Xie Songlin, aged 62, senior economist. He is currently the consultant of State Grid Corporation of China. Mr. Xie has extensive experience with specific expertise in power generation and business management.

Xu Daping, aged 60, graduated from Tsinghua University specialising in thermal engineering surveying and automatic control. He is currently an independent non-executive director of the Company and the general secretary to party committee of North China Power University and a professor cum advisor for PhD students at the University. Mr. Xu has a wealth of knowledge and practical experience in power generation and management.

Liu Chaoan, aged 48, professor-grade senior engineer. He is currently the deputy general manager of North China Design Institute Engineering Company Limited of the State Power Corporation. Mr. Liu has extensive experience in power prospecting and design.

Yu Changchun, aged 52, with post-doctoral qualifications. He is currently the head of teaching department at Beijing National Accounting Institute, professor of accounting. He has extensive experience in financial management.

Xia Qing, aged 46, professor cum advisor for PhD students. He is currently the deputy head of Department of Electrical Engineering at Tsinghua University. He is engaged in a number of scientific research topics with specific expertise in power market operation research.

Members of the supervisory committee of the Company:

Zhang Wantuo, aged 57, senior economist. He is currently the deputy general manger of Tianjin Jinneng Investment Company. With his long-standing involvement in energy planning and planning management, Mr. Zhang has acquired extensive experience in corporate management and power planning and investment.

Fu Guoqiang, aged 41, senior accountant. He is currently the deputy head of the finance department of China Datang Corporation. Mr. Fu has been engaged in finance management in power system for an extensive period and has accumulated extensive experience in finance management and business management.

Zhang Jie, aged 55, senior economist. He is currently the chairman of the supervisory committee of the Company. Mr. Zhang has long been engaged in management work at power enterprises and has extensive experience in administrative management.

Shi Xiaofan, aged 52, senior economist. He is presently the assistant to general manager and head of the Human Resources Department of the Company. Mr. Shi is well-experienced in human resources development and management in the power industry and is well-experienced in management of human resources in the sector.

2. Other Business

   (1) Holders of the Company's H Shares should note that, pursuant to the articles of association of the Company, no transfer of H Shares will be registered from 22 May 2004 to 22 June 2004, both dates inclusive. Shareholders of the Company's H Shares whose names are registered in the register of members as at 22 May 2004 are entitled to attend and vote at the annual general meeting of the Company.

   (2) Any shareholder of the Company entitled to attend and vote at the annual general meeting of the Company is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

   (3) If more than one proxy are appointed to attend the meeting, the voting rights can only be exercised by way of poll.

   (4) If the form of proxy of a holder of H Shares is signed by any person other than the shareholder of the Company, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the form of proxy, must be deposited at the Company at 8th Floor, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China, not less than 24 hours before the holding of the annual general meeting of the Company.

   (5) Shareholders of the Company who intend to attend the annual general meeting of the Company are required to send the Notice of Attendance to the registered address of the Company by hand, post, cable or fax on or before 1 June 2004. Completion and return of the Notice of Attendance will not affect the right of shareholders to attend the annual general meeting of the Company.

   (6) The annual general meeting of the Company is expected to last for half a day and the travel and accommodation expenses will be borne by such shareholder of the Company or his proxy (if applicable) attending the meeting.

Registered Address of the Company:
No. 482, Guanganmennei Avenue,
Xuanwu District, Beijing,
People's Republic of China
Postcode: 100053
Tel: (8610) 8358 1905 Fax: (8610) 8358 1907

As at the date of this announcement, the directors of the Company are:-

Zhai Ruoyu, Yu Hongji, Zhang Yi, Hu Shengmu, Yang Hongming, Wang Xianzhou, Liu Haixia, Su Tiegang, Ye Yonghui, Tong Yunshang, Zhang Wantuo, Yang Jiayi, Xu Daping*, Wu Zhentao*

* *independent non-executive directors*

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Notice of Attendance for the Annual General Meeting

Name of shareholder *(Note 1)* ______________________________

Number of shares held *(Note 2)* ________________ Domestic Shares/________________ H Shares

I/We intend to attend, or appoint a proxy (proxies) to attend the annual general meeting of the Company to be held at the Company's Conference Room No. 804, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 9:00 a.m. on Tuesday, 22 June 2004.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of shares registered under your name(s).
3. This notice, when duly completed and signed, is required to be delivered to the Company by hand, post, cable or fax on or before 1 June 2004. (Fax:(8610) 8358 1907)

Holder of H Shares is required to deliver this notice to the Company's H Share registrar Computershare Hong Kong Investor Services Limited at Rooms 1712-16, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. Tel: (852) 2862 8628, Fax: (852) 2529 6087 or 2865 0990

Holder of Domestic Shares is required to deliver this notice to the Company's registered office at its registered address at No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode: 100053 Tel: (8610) 8358 1905, Fax: (8610) 8358 1907

Signature(s): ______________________________

Date: ______________________________ 2004

(Stock Code: 991)

NOTICE OF H SHARES CLASS MEETING

NOTICE IS HEREBY GIVEN that a class meeting of the holders of Renminbi ("RMB") denominated ordinary shares of RMB1.00 each in the registered capital of Datang International Power Generation Co., Ltd. (the "Company") which are subscribed for and traded in Hong Kong dollars ("H Shares") will be held on 22 June 2004 at 11:30 a.m. (or immediately after the extraordinary general meeting of the Company to be held on the same date and at the same place) at Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") (the "H Shares Class Meeting") to consider and, if thought fit, to pass the following resolutions:

1. **THAT** the Company's application for the proposed issue of not more than 1,000,000,000 RMB denominated ordinary shares ("A Shares"), comprising a private placing of A Shares made to China Datang Corporation and Tianjin Jinneng Investment Company and a public offer of A Shares to the public (the "A Share Issue"), be and is hereby considered and approved. The A Shares proposed to be issued shall be of par value RMB1.00 each and the A Shares proposed to be issued to the public shall be listed on the Shanghai Stock Exchange. Details are as follows:–

   (1) **THAT** the Company's issue of not more than 1,000,000,000 A Shares pursuant to the proposed A Share Issue be and is hereby considered and approved (Note 1);

   (2) **THAT** the Company's private placing in the form of state-owned legal person shares, which are provisionally prohibited from listing and trading, of 301,704,761 and 92,358,600 state-owned legal person shares to China Datang Corporation and Tianjin Jinneng Investment Company respectively out of the total amount of A Shares to be issued by the Company pursuant to the proposed A Share Issue stated in the above special resolution 1(1) be and is hereby considered and approved (Note 2);

   (3) **THAT** the Company's issue of not more than 605,936,639 A Shares to the public out of the total amount of A Shares to be issued by the Company pursuant to the proposed A Share Issue stated in the above special resolution 1(1) be and is hereby considered and approved;

   (4) **THAT** the shares to be issued by the Company pursuant to the proposed A Share Issue shall be of par value RMB1.00 be and is hereby considered and approved;

   (5) **THAT** the A Shares to be issued by the Company to the public shall be listed on the Shanghai Stock Exchange be and is hereby considered and approved;

   (6) **THAT** the A Shares to be issued by the Company to the public pursuant to the proposed A Share Issue shall be issued to natural persons and institutional investors within the PRC (except those prohibited by PRC laws and regulations) who and which have established shareholder accounts be and is hereby considered and approved;

   (7) **THAT** the proposal in relation to the share of accumulated profits among the new and old shareholders of the Company after the completion of the proposed A Share Issue be and is hereby considered and approved (Note 3);

   (8) **THAT** the board of directors of the Company be and is hereby authorised to make final decision in relation to the proposal of the A Share Issue, sign all such agreements and/or documents, carry out all such procedures and take all such actions as they deem necessary, in connection with the completion of the proposed A Share Issue as well as the execution and completion of the procedures for the listing on the Shanghai Stock Exchange of such portion of shares to be issued to the public in the PRC after the completion of the A Share Issue.

2. **THAT** all decisions made by the Company in relation to the A Share Issue, i.e. all resolutions mentioned in resolution 1 above, shall be valid for one year from the date of passing of the relevant resolutions at the forthcoming H Shares Class Meeting and being approved by way of resolutions at an extraordinary general meeting and the domestic shares class meeting of the Company be and is hereby considered and approved.

By order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 6 May 2004

Notes:

1. The proposed A Share Issue and the Company's proposed plan in relation to the use of net proceeds from the A Share Issue

   The Company's shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the announcement of the Company dated 6 May 2004 (the "Announcement"). Further details will be included in a circular to be despatched to the shareholders of the Company (the "Circular").

2. Private placing of state-owned legal person shares to holders of domestic shares of the Company ("Domestic Shares")

   Both China Datang Corporation and Tianjin Jinneng Investment Company are substantial shareholders of the Company. Accordingly, the Company's private placing of A Shares, being state-owned legal person shares which are provisionally prohibited from listing and circulating, to the aforesaid holders of Domestic Shares will constitute connected transactions of the Company as defined under the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and is subject to the Company's independent shareholders' approval respectively. Details of such private placing of A Shares are contained in the Announcement and Circular.

3. Arrangement on accumulated profits

   After the completion of the Company's A Share Issue, the Company's unappropriated accumulated profits as at the date of such issue shall be shared among the new and old shareholders of the Company.

4. Other matters

   (A) The Company's holders of H Shares are reminded that pursuant to the articles of association of the Company, the register of members of the Company will be closed from 22 May 2004 to 22 June 2004, both dates inclusive, during which period no transfer of shares will be registered. The Company's holders of H Shares, whose names appear on the register of members of the Company on 22 May 2004 are entitled to attend and vote at the H Shares Class Meeting.

   (B) Every shareholder of the Company entitled to attend and vote at the H Shares Class Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

   (C) Where a holder of H Shares appoints more than one proxy, his proxies may only vote in a poll.

   (D) To be valid, holders of H Shares must deliver the form of proxy and, if such proxy is signed by a person on behalf of his appointer pursuant to a power of attorney or other authority, the power of attorney or other authority under which it is signed or a certified copy of that power or authority (such certification to be made by a notary) to the Company's H Share registrar Computershare Hong Kong Investor Services Limited, which is located at Rooms 1712-16 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, in not less than 24 hours before the time scheduled for holding the H Shares Class Meeting.

   (E) Shareholders of the Company who wish to attend the H Shares Class Meeting are required to return to the Company's H Share registrar Computershare Hong Kong Investor Services Limited, which is located at Rooms 1712-16 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, notice of attendance on or before 1 June 2004 (3 weeks before the date of the meeting). Completion and return of the form of proxy and notice of attendance will not preclude a holder of H Shares from attending and voting at the H Shares Class Meeting in person.

   (F) The H Shares Class Meeting is expected to last for about half an hour. Holders of H Shares and their proxies attending the H Shares Class Meeting shall be responsible for their own travel and accommodation expenses.

As at the date of this announcement, the directors of the Company are:–

Zhai Ruoyu, Yu Hongji, Zhang Yi, Hu Shengmu, Yang Hongming, Wang Xianzhou, Liu Haixia, Su Tiegang, Ye Yonghui, Tong Yunshang, Zhang Wantuo, Yang Jiayi, Xu Daping*, Wu Zhentao*

* *independent non-executive directors*

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Notice of Attendance for the H Shares Class Meeting

Name of shareholder *(Note 1)* ____________________

Number of shares held *(Note 2)* ____________________ H Shares

I/We intend to attend, or appoint a proxy (proxies) to attend the H Shares class meeting of the Company to be held at the Company's Conference Room No. 804, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 11:30 a.m. on Tuesday, 22 June 2004.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.

2. Please insert the number of shares registered under your name(s).

3. This notice, when duly completed and signed, is required to be delivered to the Company's H Share registrar Computershare Hong Kong Investor Services Limited at Rooms 1712-16, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by hand, post, cable or fax on or before 1 June 2004. Fax: (852) 2529 6087 or (852) 2865 0990.

Signature(s): ____________________

Date: ____________________ 2004

Attn: Business Editor
[For Immediate Release]

Name Changed to "Datang International Power Generation Co., Ltd."

Hong Kong, April 21, 2004...Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or "the Company") (HKEx: 991; LSE: DAT; ADR: BJDHY) today announced that the name of the Company has been changed to "Datang International Power Generation Co., Ltd.".

Approval in respect of the change of name of the Company has been granted by the State Administration for Industry and Commerce of the People's Republic of China on March 15, 2004 and the Certificate of Registration of Change of Name has been issued by the Companies Registry in Hong Kong on April 14, 2004.

The change of name of the Company is made under two considerations. Firstly, the new name highlights the Company's role as a window company of its parent company - China Datang Corporation in the international capital market. Secondly, the new name goes beyond the regional connotation of the original name. The market image of the Company's active approach in developing its business nationwide and proactive operation in the international capital market is signified.

.../2

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total installed capacity of 8,110 MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I), Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power") and Unit 1 of Hebei Datang Tangshan Thermal Power; as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Unit 2 of Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr Brian Liu / Mr Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Ms Christy Lai / Ms Peggy Law
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD.

Attn: Business Editor
[For Immediate Release]

Beijing Datang Generates 36.63% More Electricity for the First Quarter of 2004

Hong Kong, April 13, 2004...Beijing Datang Power Generation Company Limited ("Beijing Datang Power") (HKEx: 991; LSE:DAT; ADR:BJDHY) today announced that based on the Company's preliminary statistics, as of March 31, 2004, the Company's total power generation of its power plants (wholly owned or with controlling stakes) was 12.622 billion kWh, an increase of 36.63% when compared to the same period of the previous year. The Company's total on-grid power generation was 11.861 billion kWh, an increase of 36.70% when compared to the same period of the previous year.

The substantial increase in the Company's total power generation for the first quarter of 2004 was mainly attributable to the following reasons:

1. The demand for electricity of the industrial and residential sectors within the Company's main service area – Beijing/Tianjian/Tangshan power grid has increased significantly, enhancing the high utilisation rates of the Company's power units.

2. Compared to the same period in 2003, the Company has added Units 1 and 2 (1,200 MW) of Inner Mongolia Datang Tuoketuo Power Plant Phase I, Units 1 and 2 (440 MW) of Shanxi Datang Yungang Thermal Power Plant, and Unit 1 (300 MW) of Hebei Datang Tangshan Thermal Power Plant, thereby significantly enhancing the Company's overall power generation capacity.

3. The rationalised scheduling of the Company's maintenance programmes has enhanced production safety management, thereby maintaining relatively high levels of equivalent availability factor for its power units.

.../2

Power generation statistics of the Company's power plants for the first quarter of 2004 are as follows:

Power Plant	Power Generation (billion kWh)	Power Plant	Power Generation (billion kWh)
Gao Jing	0.978	Panshan	1.954
Dou He	2.470	Tuoketuo	2.023
Xia Hua Yuan	0.690	Yungang Thermal Power	0.739
Zhang Jia Kou	3.446	Tangshan Thermal Power	0.321
Fengning Hydropower	0.000837		

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total installed capacity of 8,110MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 5 operating power plants, including Tianjin Datang Panshan Power, Hebei Datang Fengning Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I), Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power") and Unit 1 of Hebei Datang Tangshan Thermal Power; as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Unit 2 of Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr Brian Liu / Mr Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Ms Christy Lai / Ms Fanny Jor
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Attn: Business Editor
[For Immediate Release]

Tangshan Thermal Power Unit 1 Commences Commercial Operation

Hong Kong, March 8, 2004...Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:BJDHY) today announced that Hebei Datang Tangshan Thermal Power ("Tangshan Thermal Power") Unit 1 (300MW), of which the Company holds a 80% stake, has successfully passed the safety standard set by North China Grid Company Limited. It commenced commercial operation on 1 March 2004 and has been connected to the Beijing Tianjin-Tangshan ("BTT") power grid.

Tangshan Thermal Power comprises two jointly-operated thermal power generation units, of which Unit 1 is among the largest jointly-operated thermal units already in operation in the country. Unit 2 of the power plant is currently under construction with smooth progress, and is expected to commence operation within the year.

Mr. Zhang Yi, Vice Chairman and President of Beijing Datang Power, said, "The on-schedule commencement of operation of Tangshan Thermal Power Unit 1 before the start of the peak summer season will, to a certain extent, help alleviating the tight power supply situation in the BTT power grid. Expected to have relatively high utilisation rate, the unit will further increase the overall power generation of Company."

.../2

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total installed capacity of 7,810MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 4 operating power plants, including Tianjin Datang Panshan Power, Hebei Huaze Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I) and Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power"); as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Ms. Christy Lai / Ms. Jessica Lee
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Attn: Business Editor
[For Immediate Release]

Beijing Datang Power Awarded "Company of the Year 2003 for China" by *The Banker*

Hong Kong, February 18, 2004 … Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:BJDHY) today announced that it was awarded "Company of the Year 2003 for China" by *The Banker*.

Mr. Zhang Yi, Vice Chairman and President of Beijing Datang Power was delighted that the Company received the award, "The naming of Beijing Datang Power as 'Company of the Year 2003 for China' exemplifies the public's recognition of our corporate governance endeavours and management transparency. It also indicates that the Company enjoys sound financial conditions and great development potentials."

The Banker's "Company Awards" are annual accolates. For the year 2003, over 500 enterprises from 35 countries passed the Awards' initial selection, which requires corporations to reach a certain standard in corporate governance and management transparency. Selection criteria include the following: the company's past operating results, investment in and deployment of new technology, revenue and profit growth potentials in local and global markets, corporate governance and social responsibility, active enforcement of forward-looking and innovative development strategies, ability to strike a good balance between fast growth and sustainable growth, as well as excellent investor relations and high level of management transparency.

The Awards Committee of *The Banker* comments on Beijing Datang Power, "China will face a tight power supply condition in the coming years in the wake of a slowdown of installed capacity growth and increase in power demand. As such, instead of aiming to be the largest power generation company, Beijing Datang Power strives to become the most efficient and competitive one ... Beijing Datang Power attained a 31% year-on-year increase in power generation for the first three quarters of 2003, and a 30% year-on-year growth in sales revenue for the first half of 2003. The Company's clear development strategies, professional management, excellent investor relations and high level of

…/2

management transparency have distinguished it from other corporations in this selection. This also explains why the Company has won quite a number of international awards during the past few years."

Mr. Zhang continued, "The Company will continue to strive to become an increasingly competitive and efficient power generation company, with a view to further enhancing shareholder value."

The Banker is a professional financial periodical under the Financial Times Group, a renowned international financial media. Under its well-conceived audit analysis and selection, only 29 corporations from 29 countries have finally been granted "Company Awards 2003".

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total installed capacity of 7,810MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 4 operating power plants, including Tianjin Datang Panshan Power, Hebei Huaze Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I) and Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power"); as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Ms. Christy Lai / Ms. Jessica Lee
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

(Incorporated as a Sino-foreign joint stock limited company in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

The Board wishes to announce that the Purchaser entered into an asset transfer contract with the Vendor on 6 January 2004 under which the Purchaser agreed to acquire the Assets of TPGP from the Vendor for a consideration of RMB155 million (equivalent to approximately HK$146.23 million) and to assume the Liability of TPGP in the amount of RMB65.57 million (equivalent to approximately HK$61.86 million).

As the Vendor is a controlling shareholder of the Company holding approximately 35.43% of the total registered share capital of the Company, the Vendor is a connected person of the Company as defined under the Listing Rules. Hence, the Acquisition constitutes a connected transaction of the Company under Chapter 14 of the Listing Rules. However, as the Consideration of the Acquisition (being the transfer price of RMB155 million and the Liability of TPGP in the amount of RMB65.57 million) accounts for less than 3% of the net tangible assets of the Company as disclosed in the Company's latest published audited and consolidated accounts for the year ended 31 December 2002 and the Company's interim results for the six months ended 30 June 2003, no independent shareholders' approval is required. Further details of the Acquisition, including (i) the date of the transaction, the parties thereto and a brief description of their connected relationship; (ii) a brief description of the transaction and the purpose of the transaction; (iii) the total consideration and the terms (including, where relevant, interest rates, length of repayment period and security, if any); and (iv) the nature and extent of the interest of the connected person in the transaction, will be included in the Company's next published annual report and accounts in accordance with Rules 14.25(1) of the Listing Rules.

The Contract

The Purchaser entered into the Contract with the Vendor on 6 January 2004 under which the Purchaser agreed to acquire from the Vendor the Assets of TPGP for a consideration of RMB155 million (equivalent to approximately HK$146.23 million) and to assume the Liability of TPGP in the amount of RMB65.57 million (equivalent to approximately HK$61.86 million). Both the Purchaser and the Vendor agreed under the Contract that all of the income, costs, taxes payable and operational risks in connection with TPGP that may arise on or after 1 April 2004 shall be borne by the Purchaser while the income, costs, taxes payable and operational risks in connection with TPGP that may arise before 1 April 2004 shall be borne by the Vendor.

Date

6 January 2004

Parties

(1) Vendor: China Datang Group Corporation, a company which is primarily engaged in the investment in, development, construction, operation and management of power companies and other business.

(2) Purchaser: Hebei Datang Tangshan Thermal Power Co., Ltd., a company which is primarily engaged in the production and supply of heat and power.

TPGP

TPGP was a 100% subsidiary of North China Power Group Company and became a 100% subsidiary of the Vendor as a result of the restructuring of the power generation industry in the PRC. As a result, the Vendor became responsible for the TPGP's operations after the transfer of TPGP to the Vendor. The Purchaser will be responsible for the operations of TPGP. The Company will not take up managerial role in TPGP.

TPGP is a power generation plant and the Assets (not including the Heat Generators) of TPGP mainly comprise of water supply and treatment facilities, coal transportation lines and railway, ash treatment facilities, office appliance, public utilities for the premises, facilities for the employees and other power generation facilities, the land use rights of the land accommodating the aforementioned items and the related constructions on the land. All relevant obligations such as land premiums under the land use rights have been fully settled.

Pursuant to the Contract, the value of the Assets is determined with reference to the Assets Valuation Reports prepared by the Valuers. The Valuers are independent third parties independent of the Company and connected parties of the Company.

Consideration

The Purchaser shall pay to the Vendor the transfer price of RMB155 million (equivalent to approximately HK$146.23 million), subject to adjustment in the event that the number of or the quality of the Assets transferred differs from the Assets previously agreed, and assumes the Liability of TPGP in the amount of RMB65.57 million (equivalent to approximately HK$61.86 million) (collectively, the "Consideration").

Terms of Payment

The Purchaser shall pay to the Vendor the transfer price, being part of the Consideration, in full by crediting an amount of RMB 155 million (equivalent to approximately HK$146.23 million), to a Vendor's designated bank account with a licensed bank in the PRC or any other payment method as agreed between the Vendor and the Purchaser within one month following the Date of Delivery. The purchase price of RMB155 million shall be paid in cash and in full by the Purchaser with bank borrowings.

Conditions Precedent

Purchaser's obligation of payment of the Consideration and assuming the liabilities of TPGP shall be subject to the satisfaction of the following conditions precedent:

(1) The relevant PRC state-owned assets administration authorities approving the Assets Valuation Reports, the Contract and any transactions contemplated under the Contract; and

(2) The relevant PRC land administration authorities approving the transfer of the land use rights of the Assets of TPGP (which forms part of the Assets) pursuant to the Contract.

Completion

The completion of the Acquisition is scheduled to take place on the date upon which the conditions precedent set out in the Contract are satisfied. If the Vendor fails to cause the satisfaction of the conditions precedent, the Acquisition will not take place.

Reasons for the Acquisition

The Company is principally engaged in the development and operation of power plants, the sale of electricity, and the repair and maintenance of power equipment and power-related technical services.

With a view to improving the supply of heating facilities in the Tangshan City, PRC, the Purchaser has, upon obtaining the relevant approval from the SETC in 2002, constructed the Heat Generators on the premises of TPGP. Operation of the Heat Generators will have to rely on the Assets, including certain existing ancillary facilities provided by TPGP such as water supply and treatment facilities, coal transportation lines and railway, ash treatment facilities, office appliance, public utilities for the premises, facilities for the employees and other power generation facilities, the land use rights of the land accommodating the aforementioned items and the related constructions on the land, and certain public utilities that are located in the premises of TPGP. The operations of the Heat Generators are expected to commence in the first quarter and the fourth quarter of 2004, respectively.

In order to ensure efficient operation of the Heat Generators, the Purchaser and the Vendor agreed to enter into the Contract. The Directors (including the independent non-executive Directors) consider that the terms of the Contract and the Acquisition were entered into on normal commercial terms after arm's length negotiations by reference to the Assets Valuation Reports and in the ordinary and usual course of the Company's business and that the terms of the Contract and the Acquisitions are fair and reasonable and in the interests of the Company so far as the independent shareholders are concerned. The Directors also believe that TPGP will be profitable in the long run.

Connected Transaction

As the Vendor is a controlling shareholder of the Company holding approximately 35.43% of the total registered share capital of the Company, the Vendor is a connected person of the Company as defined under the Listing Rules. Hence, the Acquisition constitutes a connected transaction of the Company under Chapter 14 of the Listing Rules. However, as the Consideration of the Acquisition (being the transfer price of RMB155 million and the Liability of TPGP in the amount of RMB65.57 million) accounts for less than 3% of the net tangible assets of the Company as disclosed in the Company's latest published audited and consolidated accounts for the year ended 31 December 2002 and the Company's interim results for the six months ended 30 June 2003, no independent shareholders' approval is required. Further details of the Acquisition, including (i) the date of the transaction, the parties thereto and a brief description of their connected relationship; (ii) a brief description of the transaction and the purpose of the transaction; (iii) the total consideration and the terms (including, where relevant, interest rates, length of repayment period and security, if any); and (iv) the nature and extent of the interest of the connected person in the transaction, will be included in the Company's next published annual report and accounts in accordance with Rule 14.25(1) of the Listing Rules.

Definitions

Acquisition	the acquisition of the Assets of TPGP by the Purchaser from the Vendor for a consideration of RMB155 million (equivalent to approximately HK$146.23 million) and the assumption of Liability of TPGP in the amount of RMB65.57 million (equivalent to approximately HK$61.86 million) pursuant to the Contract

Assets	the assets of TPGP to be acquired by the Purchaser from the Vendor pursuant to the Contract, details of which are set out in the Assets Valuation Reports
Assets Valuation Reports	an assets valuation reports as of 31 August 2003 prepared by the Valuers in relation to the valuation of the assets and liabilities of TPGP
Board	the board of directors of the Company
Company	Beijing Datang Power Generation Co. Ltd., a sino-foreign joint stock limited company incorporated in PRC and the shares of which are listed on the Stock Exchange
Contract	an asset transfer contract dated 6 January 2004 entered into between 中國大唐集團公司(China Datang Group Corporation) and 河北大唐唐山熱電有限責任公司(Hebei Datang Tangshan Thermal Power Co., Ltd.) relating to, among others, the transfer of assets of 唐山發電總廠 (the Tangshan Power Generation Plant)
Date of Delivery	the date of issue of the confirmation letter by the Purchaser to the Vendor upon completion of the verification of the Assets of TPGP by the Purchaser
Directors	the director(s) of the Company
HK$	Hong Kong dollars, the lawful currency of Hong Kong
Heat Generators	the 2 X 300 MW heat generating units located in the premises of TPGP which was built and owned by the Purchaser
Liability	certain liabilities of TPGP, comprising primarily the accounts payable to coal suppliers
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange
PRC	the People's Republic of China
Purchaser	河北大唐唐山熱電有限責任公司(Hebei Datang Tangshan Thermal Power Co., Ltd.), a company incorporated in the PRC and an 80%-owned subsidiary of the Company
RMB	Renminbi, the lawful currency of the PRC
SETC	國家經濟貿易委員會(The State Economic and Trade Commission)
Stock Exchange	The Stock Exchange of Hong Kong Limited
TPGP	唐山發電總廠(Tangshan Power Generation Plant)
Valuers	北京天健興業資產評估有限公司(Beijing Tianjian Xingye Assets Valuation Co., Ltd.) and 中地不動產評估有限公司(Zhongdi Real Property Valuation Co., Ltd.)
Vendor	中國大唐集團公司(China Datang Group Corporation), a state-owned enterprise established under the laws of the PRC which is the controlling shareholder of the Company holding approximately 35.43% of the total registered share capital of the Company

Note: For the purpose of this announcement, all amounts in RMB were translated into HK$ at an exchange rate of RMB1.06 : HK$1.00.

By Order of the Board
Beijing Datang Power Generation Co. Limited
Yang Hongming
Company Secretary

Beijing, the PRC, 16 February 2004

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Attn: Business Editor
[For Immediate Release]

Silver Awards of "The Nation's Best Quality Projects" Granted to Zhang Jia Kou & Panshan Power Plants

Hong Kong, February 2, 2004...Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") (HKEx: 991; LSE:DAT; ADR:BJDHY) today announced that Units 7 & 8 of Zhang Jia Kou Power Plant and Unit 3 of Tianjin Datang Panshan Power Generation Company Limited ("Datang Panshan Power") have been granted silver awards of "The Nation's Best Quality Projects 2003" by The Nation's Quality Projects Awards Assessment Committee.

"The Nation's Best Quality Projects" are state-owned level awards for quality projects. Only one golden award and 54 silver awards have been granted for year 2003, and among the latter, 5 are power generation projects, of which 2 are Beijing Datang Power's projects.

Mr. Zhang Yi, Vice Chairman and President of Beijing Datang Power, said, "We are greatly encouraged that Zhang Jia Kou and Panshan power plants have been granted the awards, which is unprecedented for the power plants in Northern China, and the awards are also the highest awards being received by any power unit in the country. This shows that whether in terms of Northern China or the whole country, Beijing Datang's new power projects have attained leading quality, which is attributable to the Company's continued efforts in quality management for its projects."

Mr. Zhang continued, "The Company will continue to strive to enhance quality management on project construction, ensuring new generation units will be completed with expediency and high quality. This will upgrade the Company's competitiveness in the market, capitalising on our professional management to further increase shareholder value."

.../2

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total installed capacity of 7,810MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 4 operating power plants, including Tianjin Datang Panshan Power, Hebei Huaze Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I) and Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power"); as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Miss Jessica Lee/Ms. Veronica Ho
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Attn: Business Editor
[For Immediate Release]

Beijing Datang Generates 28.44% More Electricity for Year 2003

Hong Kong, January 7, 2003...Beijing Datang Power Generation Company Limited ("Beijing Datang Power") (HKEx: 991; LSE:DAT; ADR:BJDHY) today announced that based on the Company's preliminary statistics, as of 31 December 2003, the Company's total power generation of its power plants (wholly owned or with controlling stakes) for 2003 was 41.196 billion kWh, an increase of 28.44% when compared to the same period last year. The Company's total on-grid power generation was 38.651 billion kWh, an increase of 29.11% when compared to the same period last year. If excluding the impact of the newly increased power generation capacity, the power generation and on-grid power generation of the Company's power plants (wholly owned or and with controlling stakes) increased 10.52% and 10.97%, respectively, when compared to the same period last year.

The substantial increase in the Company's total power generation for year 2003 was mainly attributable to the following reasons:

1. The demand for electricity of the industrial and residential sectors within the Company's main service area, the Beijing-Tianjin-Tangshan region, increased by 14.10% when compared to the same period last year. This has enhanced the utilisation rates of the Company's power units.

2. Compared to the same period in 2002, the Company has added the half-year power generation of Unit 2 (600 MW) of Tianjin Datang Panshan Power Plant Phase II. Moreover, Units 1 and 2 (1,200 MW) of Inner Mongolia Datang Tuoketuo Power Plant Phase I and Units 1 and 2 of Shanxi Datang Yungang Thermal Power Plant have commenced operation within the year, thereby significantly enhancing the Company's overall power generation capacity.

3. The rationalised scheduling of the Company's maintenance programmes has enhanced production safety management, thereby maintaining relatively high levels of equivalent availability factor for its power units.

Power generation statistics of the Company's power plants for 2003 are as follows:

Power Plant	Power Generation (billion kWh)	Power Plant	Power Generation (billion kWh)
Gao Jin	3.626	Zhang Jia Kou	13.905
Dou He	10.021	Panshan	7.204
Xia Hua Yuan	2.552	Yungang Thermal Power	0.269
Tuoketuo (Phase I)	3.593	Huaze Hydropower	0.0255

Beijing Datang Power

Beijing Datang Power is one of the largest independent power producers in China with a total operating installed capacity of 7,810MW. Currently, the Company wholly owns 4 operating power plants, including Dou He Power Plant, Gao Jing Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant. It also holds controlling interests in 4 operating power plants, including Tianjin Datang Panshan Power, Hebei Huaze Hydropower, Inner Mongolia Datang Tuoketuo Power (Phase I) and Shanxi Datang Yungang Thermal Power (formerly "Shanxi Datang Pingwang Thermal Power"); as well as 7 power generation projects which are under construction: Inner Mongolia Datang Tuoketuo Power (Phase II), Shanxi Datang Shentou Power, Gansu Datang Liancheng Power, Hebei Datang Tangshan Thermal Power, Yunnan Datang Honghe Power, Yunnan Datang Lixianjiang Hydropower and Yunnan Datang Nalan Hydropower. Beijing Datang Power has been listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange respectively since March 1997. Since September 2001, the Company's American Depositary Receipts (ADRs) have been traded in the U.S. over-the-counter market.

\- End -

For enquiries, please contact:

Mr. Brian Liu / Mr. Grant Zhang
Beijing Datang Power Generation Company Limited
Tel: (8610) 8358 1909 / (8610) 8358 1428
Fax: (8610) 8358 1911

Miss Christy Lai/Ms. Veronica Ho
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.



Advancing
beyond
Our Power Base

Interim Report 2004



Advancing beyond Our Power Base

During the past year or so, Datang Power has advanced a major step. The Company has substantially enhanced its profitability through producing more on-grid electricity. Its total installed capacity has been growing by leaps and bounds, reaching 8,110MW as at 30th June 2004. The Company has expanded its operations beyond the Beijing-Tianjin-Tangshan area, now with power plants situated in Hebei Province, Shanxi Province and Inner Mongolia Autonomous Region. There are also new projects in other parts of China: west to Gansu, southwest to Yunnan, east to Zhejiang, and south to Guangdong. Meanwhile, the Company has advanced beyond its coal-fired base of power generation while taking dual emphasis on coal-fired generation versus hydropower development. By prudently pursuing hydropower projects, the Company has been proactively deploying its sustainable development strategy.

In many aspects, Datang Power has advanced beyond its "Power Base" in recent years. The Company will continue to extend its capabilities, striding towards the goal of becoming China's leading power generation company with an international reputation.

Contents

The board of directors (the "Board") of Datang International Power Generation Co., Ltd. (the "Company") hereby announces the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June 2004 (the "Period") prepared in accordance with the International Financial Reporting Standards. Such operating results have been reviewed and confirmed by the Company's audit committee (the "Audit Committee").

Consolidated operating revenue of the Company for the Period amounted to approximately Rmb6,041 million, while consolidated net profit of the Company was approximately Rmb1,113 million. Basic earnings per share of the Company was approximately Rmb0.22 for the Period.

The Board is satisfied with the above results. Please refer to the unaudited condensed consolidated financial statements as set out on page 17 to 38 for detailed operating results.

The People's Republic of China (the "PRC") achieved gross domestic product ("GDP") growth of 9.70% during the Period. Driven by domestic economic growth, power demand in the PRC increased substantially. Aggregate social power consumption during the Period increased by 15.77% as compared to the corresponding period of the previous year. Power generation by the Company and its subsidiaries during the Period increased by 37.72% as compared to the corresponding period of the previous year. Consolidated operating revenue and consolidated net profit during the Period increased by 34.20% and 41.89%, respectively, as compared to the corresponding period of the previous year.

1. Production

As at 30th June 2004, the installed capacity of operating units owned by the Company and its subsidiaries was 8,110MW. Total power generation amounted to approximately 25.123 million MWh during the Period, representing an increase of approximately 37.72% as compared to the corresponding period of the previous year. Total on-grid electricity amounted to approximately 23.578 million MWh during the Period, representing an increase of 37.77% as compared to the corresponding period of the previous year. The increase in power generation and on-grid electricity during the Period was mainly attributable to: (1) increase in installed capacity as compared to the corresponding period of the previous year – Unit 2 of Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo") and Units 1 and 2 of Shanxi Datang International Yungang Thermal Power Company Limited ("Datang Yungang") were put into operation in the second half of 2003, respectively, and Unit 1 of Hebei Datang International Tangshan Thermal Power Company Limited ("Datang Tangshan") was put into operation in the first quarter of 2004. As such, the installed capacity of the Company for the Period has increased by 1,340MW as compared to the corresponding period of the previous year; (2) continued increase in power demand – merely the sales of power to the Beijing-Tianjin-Tangshan ("BTT") Power Grid has increased by 18.06% while utilisation ratio of power plants has increased by 4.4% as compared to the corresponding period of the previous year; (3) safe and

stable operation of the existing units at high operating levels – the equivalent availability factor of the Company's managed units for the Period reached 93.13%, representing an increase of 0.98 percentage point as compared to the corresponding period of the previous year; and (4) secured fuel supply – fuel supply was tight since the fourth quarter of the previous year. The Company proactively coordinated to further secure coal supply for its power generation and hence, smooth operation was ensured.

Operating conditions of the Company's major power plants during the Period were as follows:

- The power generation of the Company's wholly-owned power plants, namely Gao Jing Thermal Power Plant, Dou He Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant, with a total installed capacity of 4,950MW, was approximately 15.418 million MWh during the Period, representing an increase of 8.02% as compared to the corresponding period of the previous year.

- The power generation of the Company's subsidiaries, namely Tianjin Datang Panshan Power Generation Limited, Hebei Datang International Huaze Hydropower Development Company Limited ("Fengning Hydropower"), Datang Tuoketuo, Datang Yungang and Datang Tangshan, with a total installed capacity of 3,160MW, was approximately 9.704 million MWh during the Period, representing an increase of 144.58% as compared to the corresponding period of the previous year.

2. Operational Management

The Company and its subsidiaries achieved a consolidated operating revenue of approximately Rmb6,041 million during the Period, representing an increase of approximately 34.20% as compared to the corresponding period of the previous year. The increase in consolidated operating revenue was mainly attributable to the increase in on-grid electricity of the Company and its subsidiaries.

During the Period, the Company and its subsidiaries achieved a consolidated net profit of approximately Rmb1,113 million, representing an increase of 41.89% as compared to the corresponding period of the previous year. The substantial increase in the consolidated net profit was mainly attributable to: (1) the increase in on-grid electricity of the Company and its subsidiaries; (2) the increase in proportion of low cost power generation. Due to fuel price increase during the Period, fuel costs of the Company and its subsidiaries increased substantially as compared to the corresponding period of the previous year. In addition to its proactive and effective measures, the Company achieved fruitful results in carrying out its strategy of power plant development in the regions where it has cost advantages. Increase in low-fuel-cost power generation from power plants such as Datang Tuoketuo has effectively kept the Company's fuel cost increase under check. Despite the increase in unit fuel cost of existing power plants by approximately 10%, there was a period-on-period decrease of 1.59% in unit fuel costs across-the-board; (3) finance costs reduced due to the change of fair value of the US dollar interest rate swap of Datang Tuoketuo; and (4) the Company and its subsidiaries continued to implement effective energy saving measures and improve the operating efficiencies of its generating units, resulting in a decrease in consolidated self electricity consumption rate of the plants by approximately 0.03 percentage point during the Period as compared to the corresponding period of the previous year, and a decrease of 2.5g/kWh during the Period in coal consumption rate as compared to the corresponding period of the previous year.

3. Business Expansion

During the Period, while continuously and proactively implementing the expansion strategy, the Company also placed much emphasis on the management of construction-in-progress and pre-construction projects. Currently, the progress of the construction-in-progress and pre-construction projects are as follows:

(1) *Projects which have commenced production:*

- Unit 1 (1X300MW) of Datang Tangshan was put into commercial operation in March 2004.

- Unit 3 (1X600MW) of Datang Tuoketuo commenced commercial operation in August 2004.

(2) *Construction-in-progress:*

- Unit 4 (1X600MW) of Datang Tuoketuo, Unit 2 (1X300MW) of Datang Tangshan, Unit 1 (1X500MW) of Shanxi Datang Shentou Power Generation Company Limited, Unit 1 (1X300MW) of Gansu Datang Liancheng Power Generation Company Limited are expected to start power generation as of 2004.

- The coal-fired units (2X300MW) to be installed by Yunnan Datang Honghe Power Generation Development Company Limited has commenced construction.

- Generating units (3X50MW) of Yunnan Datang Nalan Hydropower Development Company Limited and Yayangshan Hydropower Project (2X60MW), one of the construction projects of Yunnan Datang Lixianjiang Hydropower Development Company Limited, have progressed smoothly.

(3) *Pre-construction projects:*

- The Company's proposal with respect to the construction of Pengshui Hydropower Project by Chongqing Datang Pengshui Hydropower Development Company Limited ("Pengshui Hydropower") was approved by the National Development and Reform Commission (the "NDRC") on 3rd August 2004. The Company holds 40% equity interest of Pengshui Hydropower. Pengshui Hydropower Project is located in Pengshui, Chongqing City and has been included in the State's "Tenth Five-Year Plan". Pengshui Hydropower Project has five 350MW units and is expected to commence power generation in 2007.

- The project proposal with respect to Phase 3 of Datang Tuoketuo (2X600MW) was approved by the NDRC on 4th August 2004. To date, Datang Tuoketuo's operated and constructed capacity totalled 3,600MW.

4. Financial Analysis

(1) *Operating Results*

During the Period, the Company and its subsidiaries achieved consolidated net profit of approximately Rmb1,113 million, representing an increase of approximately 41.89% as compared to the corresponding period of the previous year. Basic earnings per share of the Company was approximately Rmb0.22 for the Period, representing an increase of approximately Rmb0.07 per share as compared to the corresponding period of the previous year.

- Operating revenue: consolidated operating revenue of the Company and its subsidiaries for the Period amounted to approximately Rmb6,041 million, representing an increase of 34.20% as compared to the corresponding period of the previous year.

- Operating costs: consolidated operating costs of the Company and its subsidiaries for the Period amounted to Rmb4,137 million, representing an increase of approximately 32.20% as compared to the corresponding period of the previous year. Among the increase, fuel costs were approximately Rmb2,061 million, 35.19% higher as compared to the corresponding period of the previous year. This was mainly attributable to increase in on-grid electricity and fuel prices. However, with appropriate adjustments made to power generation structure and effective energy saving measures, unit fuel cost was reduced by 1.59% as compared to the corresponding period of the previous year. Depreciation of fixed assets increased by approximately 38.66% as compared to the corresponding period of the previous year mainly because of additional depreciation of Units 1 and 2 of Datang Tuoketuo and Units 1 and 2 of Datang Yungang which were put into operation in the middle and the second half of 2003, respectively, and Unit 1 of Datang Tangshan which was put into operation during the Period.

- Finance costs: finance costs of the Company for the Period decreased by approximately 32.23% as compared to the corresponding period of the previous year, which was mainly attributable to the change of fair value of the US dollar interest rate swap of Datang Tuoketuo.

(2) *Financial Position*

As at 30th June 2004, total consolidated assets of the Company and its subsidiaries amounted to approximately Rmb42,226 million, representing an increase of approximately Rmb6,682 million as compared to 31st December 2003. Total consolidated liabilities of the Company amounted to approximately Rmb24,867 million, representing an increase of approximately Rmb6,285 million as compared to 31st December 2003. Minority interests of the Company amounted to approximately Rmb1,429 million, representing an increase of approximately Rmb189 million as compared to 31st December 2003. Shareholders' equity of the Company amounted to approximately Rmb15,931 million, representing an increase of approximately Rmb210 million as compared to 31st December 2003. The increase in total assets of the Company mainly resulted from the implementation of the Company's expansion strategy and the increase in investments in construction-in-progress.

(3) *Liquidity*

As at 30th June 2004, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets, excluding minority interests) for the Company was 58.89%. The net debt-to-equity ratio [i.e. (total loans + convertible bonds - cash and cash equivalents - short-term bank deposit with a maturity of over 3 months - investments held for trading) / shareholders' equity] of the Company was 97.89%.

(4) *Cash*

As at 30th June 2004, total cash and cash equivalents and short-term bank deposits with a maturity of over 3 months of the Company amounted to approximately Rmb5,922 million, among which the equivalent of approximately Rmb1,462 million was in foreign currencies. The Company has no entrusted deposits or overdue fixed deposits during the Period.

(5) *Loan*

As at 30th June 2004, short-term loans of the Company and its subsidiaries amounted to approximately Rmb5,079 million, bearing annual interest rates ranging from 2.88% to 4.78%. Long-term loans of the Company (excluding those due within 1 year) amounted to approximately Rmb14,513 million and long-term loans due within 1 year amounted to approximately Rmb869 million at annual interest rates ranging from 2.88% to 5.76%, of which an equivalent of approximately Rmb3,611 million was denominated in US Dollars. The convertible bond of the Company was denominated in US Dollars and equivalent to Rmb1,055 million. The Company and its subsidiaries pay active attention to foreign exchange rate fluctuations and constantly assess foreign currency risks.

As at 30th June 2004, the guarantee provided by the Company for the loans of its subsidiaries amounted to approximately Rmb8,867 million. Other than that, the Company had not provided guarantee in whatever forms for any other company.

5. Outlook

In the first half of 2004, the PRC government has issued several documents which have significant impact on the tariffs of the Company. The documents set clearly the tariff levels of units under different circumstances. Thus, on-grid electricity tariffs are clearly set for the Company's existing units, new units and construction-in-progress, which create favourable effects for the Company from this year onwards. Although the continued domestic economic growth is beneficial to the business development of the Company, the increase in fuel prices will affect its operating results. Therefore, based on the market conditions and the operation targets set by the Board at the beginning of the year, the Company will proactively carry on various tasks, namely fully utilise the favourable market environment and make good use of its competitive edges in order to develop the domestic and international business; make down-to-earth efforts to improve on fundamentals such as controlling costs effectively, ensuring safe production, and strengthening fuel management to ensure sufficient supply of coal for electricity generation; and continue to implement energy saving measures, strive to increase electricity generation and revenue and to attain improved economies of scale.

1. Share Capital

No new shares were issued by the Company during the Period. As at 30th June 2004, the total share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1.00 each.

2. Substantial Shareholders

During the Period, the following persons (other than a director, chief executive or supervisor of the Company) have interests or short positions in the shares or underlying shares as recorded in the register required to be kept by the Company pursuant to section 336 of the Securities and Futures Ordinance (Chapter 571) ("SFO"):

Name of shareholder	Class of shares	Number of shares	Percentage of share capital held (%)
China Datang Corporation	Domestic Shares*	1,828,768,200	35.43
Beijing International Power Development and Investment Company	Domestic Shares*	671,792,400	13.01
Hebei Construction Investment Company	Domestic Shares*	671,792,400	13.01
Tianjin Jinneng Investment Company	Domestic Shares*	559,827,000	10.84

* Shareholder's own interest in the long position

3. Dividends

Pursuant to a resolution at meeting of the Board on 17th March 2004 and as approved at the annual general meeting held on 22nd June 2004, the Company declared a dividend of Rmb0.175 per share for year 2003 payable to shareholders of the Company whose names appear on the Company's register of members as at 22nd May 2004. The above-mentioned dividend has been paid by 30th June 2004 and dividends to domestic shares shareholders were declared and paid in Rmb. Dividends to overseas shares (the "H Shares") shareholders were declared in Rmb and paid in Hong Kong Dollars.

The Board does not recommend the payment of any interim dividend for year 2004.

4. Shareholdings of Directors and Supervisors

At any time during the Period, none of the directors, supervisors, senior executives of the Company or their connected parties held or were deemed to hold any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO), nor were they granted any rights to subscribe for or acquire any interests in shares or debentures of the Company or any of its associated corporations.

Purchase, Sale and Redemption of the Company's Listed Securities

During the Period, the Company had not purchased, sold or redeemed any of its listed securities.

At the 2004 extraordinary general meeting, class meeting of the holders of H Shares and class meeting of the holders of domestic shares convened on 22nd June 2004, the Board was approved to make final decision in relation to the proposal of the issue of not more than 1,000,000,000 A shares of the Company.

Code of Best Practice

During the Period, the Company has complied with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

The Audit Committee of the Company, together with the management, has reviewed the accounting principles, accounting standards and accounting practices adopted by the Company, and has discussed the issues on internal controls. It has also reviewed the unaudited condensed consolidated financial statements for the six months ended 30th June 2004.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, PRC, 23rd August 2004

Condensed Consolidated Balance Sheet *(Unaudited)*

As at 30 June 2004
(Amounts expressed in thousands of Renminbi ("Rmb"))

	Note	30 June 2004	31 December 2003
ASSETS			
Non-current assets			
Property, plant and equipment, net		33,712,078	27,846,705
Investments in associates		400,238	224,435
Available-for-sale investments		158,720	155,620
Goodwill		36,357	39,153
Deferred housing benefits		168,059	186,732
Long-term deposit		100,000	100,000
Deferred tax assets		45,060	49,842
		34,620,512	28,602,487
Current assets			
Inventories		376,235	342,834
Other receivables and current assets		205,639	135,142
Accounts receivable		1,101,808	1,035,870
Short-term bank deposits over three months		919,665	1,272,074
Cash and cash equivalents	3	5,002,227	4,155,484
		7,605,574	6,941,404
Total assets		42,226,086	35,543,891

As at 30 June 2004
(Amounts expressed in thousands of Renminbi ("Rmb"))

	Note	30 June 2004	31 December 2003
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital		5,162,849	5,162,849
Reserves		10,767,764	10,558,483
Total shareholders' equity		15,930,613	15,721,332
Minority interests		1,428,549	1,240,427
Non-current liabilities			
Long-term loans	11	14,512,793	10,306,487
Convertible bond	5	1,054,564	1,031,722
Deferred tax liabilities		135,062	124,805
		15,702,419	11,463,014
Current liabilities			
Accounts payable and accrued liabilities	4	2,959,389	2,683,835
Dividends payable		-	219,452
Short-term loans	6 & 11	5,079,420	2,860,834
Current portion of long-term loans	11	869,444	829,209
Taxes payable		256,252	525,788
		9,164,505	7,119,118
Total liabilities		24,866,924	18,582,132
Total shareholders' equity and liabilities		42,226,086	35,543,891

Condensed Consolidated Income Statement *(Unaudited)*

For the six months ended 30 June 2004
(Amounts expressed in thousands of Rmb, except per share data)

	Note	Six months ended 30 June 2004	2003
Operating revenue	7	6,041,467	4,501,679
Operating costs	11&12	(4,137,151)	(3,129,463)
Operating profit		1,904,316	1,372,216
Share of (loss)/profit of associates		(6,633)	7,223
Interest income		19;362	24,503
Finance costs	12	(158,386)	(233,700)
Profit before taxation		1,758,659	1,170,242
Taxation	8	(484,395)	(390,427)
Profit before minority interests		1,274,264	779,815
Minority interests		(161,484)	4,418
Net profit		1,112,780	784,233
Earnings per share			
– basic (Rmb)	9	0.22	0.15
– diluted (Rmb)	9	0.21	N/A

Condensed Consolidated Statement of Changes in Shareholders' Equity *(Unaudited)*

For the six months ended 30 June 2004
(Amounts expressed in thousands of Rmb)

	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discret-ionary surplus reserve	Restricted reserve	Other reserve	Retained earnings	Total reserves	Total shareholders' equity
Balance as at 1 January 2003	5,162,849	3,653,421	1,107,529	112,317	2,976,397	194,161	-	1,172,605	9,216,430	14,379,279
Dividends declared	-	-	-	-	-	-	-	(619,542)	(619,542)	(619,542)
Net profit	-	-	-	-	-	-	-	784,233	784,233	784,233
Transfer between reserves	-	-	-	(16,673)	16,673	(16,180)	-	16,180	-	-
Balance as at 30 June 2003	5,162,849	3,653,421	1,107,529	95,644	2,993,070	177,981	-	1,353,476	9,381,121	14,543,970
Balance as at 1 January 2004	5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	15,721,332
Dividends declared (Note 10)	-	-	-	-	-	-	-	(903,499)	(903,499)	(903,499)
Net profit	-	-	-	-	-	-	-	1,112,780	1,112,780	1,112,780
Transfer between reserves (Note 10)	-	-	-	(7,860)	516,937	(16,180)	-	(492,897)	-	-
Balance as at 30 June 2004	5,162,849	3,653,421	1,312,067	249,121	3,549,800	145,621	149,796	1,707,938	10,767,764	15,930,613

Condensed Consolidated Statement of Cash Flows *(Unaudited)*

For the six months ended 30 June 2004
(Amounts expressed in thousands of Rmb)

	Note	Six months ended 30 June 2004	2003
Net cash from operating activities		1,086,070	1,230,463
Net cash used in investing activities	12	(6,308,297)	(1,301,554)
Net cash provided by financing activities	12	6,068,970	1,112,614
Net increase in cash and cash equivalents		846,743	1,041,523
Cash and cash equivalents, beginning of period		4,155,484	2,350,004
Cash and cash equivalents, end of period		5,002,227	3,391,527

As at 30 June 2004
(Amounts expressed in Rmb)

1. Company organisation and principal activities

Datang International Power Generation Company Limited (formerly known as Beijing Datang Power Generation Company Limited) (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its shares on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997. The Company and its subsidiaries currently own and operate eight coal-fired power plants and one hydropower plant. The Company and its subsidiaries' power plants are principally engaged in the generation and sale of electric power to North China Grid Company Limited (formerly known as North China Power Group Company) (the "NCG") and its subsidiaries.

The Company holds equity interests in the following subsidiaries and associates, all of which are limited liability companies established and operated in the PRC:

Company name	Date of establishment	Registered capital '000	Attributable interest	Principal activities
Subsidiaries				
Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo")	17 November 1995	1,614,020	60%	Power generation
Tianjin Datang Panshan Power Generation Company Limited	6 August 1997	831,253	75%	Power generation
Hebei Datang International Huaze Hydropower Development Company Limited ("Fengning Hydropower")	29 July 1998	59,161	90%	Hydropower generation

1. Company organisation and principal activities *(cont'd)*

Company name	Date of establishment	Registered capital '000	Attributable interest	Principal activities
Subsidiaries *(cont'd)*				
Shanxi Datang Shentou Power Generation Company Limited	8 December 1998	261,200	60%	Power generation (under construction)
Shanxi Datang International Yungang Thermal Power Company Limited	14 July 2000	207,000	80%	Power generation
Yunnan Datang Honghe Power Generation Company Limited	27 April 2001	10,000	70%	Power generation (under construction)
Gansu Datang Liancheng Power Generation Company Limited	18 August 2001	85,500	55%	Power generation (under construction)
Hebei Datang Tangshan Thermal Power Company Limited	21 February 2002	274,800	80%	Power generation
Yunnan Datang Nalan Hydropower Development Company Limited	30 October 2002	25,000	51%	Hydropower generation (under construction)
Yunnan Datang Lixianjiang Hydropower Development Company Limited	8 November 2002	10,000	70%	Hydropower generation (under construction)

1. Company organisation and principal activities *(cont'd)*

Company name	Date of establishment	Registered capital '000	Attributable interest	Principal activities
Subsidiaries *(cont'd)*				
Shanxi Datang Yuncheng Power Generation Company Limited	28 March 2003	10,000	51%	Power generation (pre-construction)
Jiangsu Datang Lvsigang Power Generation Company Limited	18 September 2003	50,000	90%	Power generation (pre-construction)
Guangdong Datang Chaozhou Power Generation Company Limited	15 November 2003	30,000	75%	Power generation (pre-construction)
Fujian Datang Ningde Power Generation Company Limited	2 December 2003	50,000	55%	Power generation (pre-construction)
Associates				
North China Electric Power Research Institute Company Limited ("NCEPR")	7 December 2000	100,000	30%	Power related technology services
Tianjin Dagang Huashi Power Generation Company Limited	5 April 2002	10,000	30%	Power generation (under construction)
Beijing Texin Datang Heat Company Limited	27 April 2002	172,800	49%	Provision of heat transfer service

1. Company organisation and principal activities *(cont'd)*

Company name	Date of establishment	Registered capital '000	Attributable interest	Principal activities
Associates *(cont'd)*				
Shanxi Datang Niangziguan Power Generation Company Limited ("*Datang Niangziguan*") *	9 January 2003	2,000	54%	Power generation (pre-construction)
Chongqing Datang Pengshui Hydropower Development Company Limited	28 August 2003	50,000	40%	Hydropower generation (pre-construction)
Ningxia Datang Daba Power Generation Company Limited	31 October 2003	20,000	45%	Power generation (pre-construction)
Tongfang Investment Company Limited	8 May 2004	550,000	36.4%	Project investment and management

* Though the Company holds majority equity interest of Datang Niangziguan, it has not obtained power to govern its financial and operating decision. Therefore, the Company classifies it as an associate. On 22 April 2004, the Board of Directors has approved to transfer the 51% interest to the third party and the transaction has not been completed as at 30 June 2004.

2. Principal accounting policies

The accompanying condensed consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") No. 34, Interim Financial Reporting, and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The principal accounting policies adopted for the preparation of the condensed consolidated financial statements as at and for the six months ended 30 June 2004 are consistent with those adopted for the preparation of the consolidated financial statements as at and for the year ended 31 December 2003.

3. Cash and cash equivalents

	30 June 2004 '000	31 December 2003 '000
Deposits with NCPG Finance Company Ltd.	**1,813,074**	3,273,493
Bank deposits	**3,188,762**	881,630
Cash in hand	**391**	361
	5,002,227	4,155,484

As at 30 June 2004, cash and cash equivalents of approximately Rmb1,813,074,000 (2003 - Rmb3,273,493,000) were deposited with NCPG Finance Company Ltd. at the prevailing market interest rate of 0.72% (2003 - 0.72%).

4. Accounts payable and accrued liabilities

	30 June 2004 '000	31 December 2003 '000
Construction costs and deposits payable to contractors	**1,636,207**	1,498,454
Fuel and material costs payable	**537,886**	500,356
Salary and welfare payable	**192,725**	125,257
Interest rate swap liability	**133,568**	206,024
Government grants	**155,428**	138,928
Others	**303,575**	214,816
	2,959,389	2,683,835

As at 30 June 2004, substantially all accounts payable were due within one year.

As at 30 June 2004, the notional principal amount of the outstanding interest rate swap contract of Datang Tuoketuo was USD213,253,955, and the fixed rate and floating rate were 5.15% and 1.17% (LIBOR offered by British Bankers' Association as at 13 January 2004), respectively.

5. Convertible bond

The liability component of convertible bond as at 30 June 2004 was as follows:

	'000
Liability component at 1 January 2004	1,031,722
Interest expense	27,616
Interest payment	(4,774)
Liability component at 30 June 2004	1,054,564

The carrying amount of the liability component at 30 June 2004 of the convertible bond approximated its fair value.

6. Short term Loans

The Company and its subsidiaries had short term loans payable to NCPG Finance Company Ltd. totalling approximately Rmb2,080,450,000 as at 30 June 2004 (2003-Rmb2,191,000,000).

7. Operating revenue

	Six months ended 30 June	
	2004	2003
	'000	'000
Electricity	6,035,508	4,501,679
Heat	5,959	-
	6,041,467	4,501,679

7. Operating revenue *(cont'd)*

Pursuant to the power purchase agreement entered into between the Company and its subsidiaries and the regional or provincial power grid companies, the Company and its subsidiaries are required to sell their entire net generation of electricity to these power grid companies at an approved tariff rate as determined based on a regulatory process. For the six months ended 30 June 2004, all of the electricity generated by the Company and its subsidiaries were sold to NCG and its subsidiaries.

8. Taxation

	Six months ended 30 June	
	2004	2003
	'000	'000
PRC enterprise income tax		
- Current tax	469,356	428,552
- Deferred tax	15,039	(38,125)
	484,395	390,427

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. Except for Datang Tuoketuo and Fengning Hydropower, the applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

8. Taxation *(cont'd)*

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by State Administration of Taxation of PRC, Datang Tuoketuo, as an enterprise set up in western area of PRC and engaged in business encouraged by the State, is granted a tax concession to pay PRC income tax at a preferential rate of 15% from 2001 to 2010. As a newly set up domestic invested enterprises engaged in power generation in western area of PRC, Datang Tuoketuo is also exempted from PRC enterprise income tax during the first and second year of operation and is granted a tax concession to pay PRC enterprise income tax at 50% of preferential rate during the third to fifth year of operation. Datang Tuoketuo started commercial operation in 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2003 and 2004 are 15% and 0%, respectively.

Pursuant to document Feng Zheng [1996] 51 issued by the local government, all the enterprise income tax paid by Fengning Hydropower is refunded for ten years starting from 2002.

9. Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2004 was based on net profit of approximately Rmb1,112,780,000 (2003 – Rmb784,233,000) and on the weighted average number of 5,162,849,000 shares (2003 – 5,162,849,000 shares) outstanding during the period.

The diluted earnings per share is calculated adjusting the weighted average number of ordinary share outstanding to assume conversion of all dilutive potential ordinary shares. The convertible bond is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect. No diluted earnings per share have been presented for the six months ended 30 June 2003 as there were no dilutive potential ordinary shares outstanding by then.

9. Earnings per share *(cont'd)*

	Six months ended 30 June 2004
Net profit attributable to shareholders (Rmb '000)	1,112,780
Interest expense on convertible debt (net of tax) (Rmb '000)	18,502
Net profit used to determine diluted earnings per share (Rmb '000)	1,131,282
Weighted average number of ordinary shares in issue (shares in thousand)	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand)	215,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	5,378,662
Diluted earnings per share (Rmb)	0.21

10. Profit appropriations

Dividends

On 17 March 2004, the Board of Directors proposed a dividend of Rmb0.175 per share, totalling approximately Rmb903,499,000 for the year ended 31 December 2003. The proposed dividend distribution was approved by the shareholders in their general meeting dated 22 June 2004.

Reserves

During the period, approximately Rmb16,180,000 has been transferred from the restricted reserve, which is specifically set up to reflect the reduction of the statutory public welfare fund under PRC GAAP, to retained earnings. This amount represented amortisation of deferred housing benefits for the six months ended 30 June 2004.

10. Profit appropriations *(cont'd)*

Reserves (cont'd)

Pursuant to the Accounting System for Business Enterprises of the PRC, statutory public welfare fund is transferred to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the six months ended 30 June 2004, approximately Rmb7,860,000 (2003 – Rmb16,673,000) of the statutory public welfare fund was transferred to discretionary surplus reserve.

On 17 March 2004, the Board of Directors proposed an appropriation of approximately Rmb509,077,000 to the discretionary reserve for the year ended 31 December 2003. The proposed profit appropriation was approved by the shareholders in their general meeting dated 22 June 2004.

11. Related parties and transactions

(i) The related parties of the Company and its subsidiaries are as follows:

Name of related parties	Nature of relationship
Related parties in which the Company has no equity interest	
China Datang Corporation ("China Datang") *	Substantial shareholder
Tianjin Jinneng Investment Company	Shareholder
Beijing International Power Development and Investment Company	Shareholder
Hunan Huayin Power Company Limited ("Hunnan Huayin")	An associate of the substantial shareholder

11. Related parties and transactions *(cont'd)*

(i) The related parties of the Company and its subsidiaries are as follows: *(cont'd)*

Name of related parties	Nature of relationship
Related parties in which the Company has equity interest	
NCEPR	Associate

* Pursuant to document Guo Han [2003] 16, "Approval from the State Council Regarding the Establishment of China Datang Corporation" and Power Generation Entities Transfer Agreement entered into between China Datang and NCG on 15 January 2004 ("Entities Transfer Agreement"), NCG transferred its 35.43% equity interests in the Company to China Datang with retroactive effect from 1 January 2003. Immediately following the equity transfer on 1 January 2003, China Datang became the substantial shareholder of the Company.

(ii) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the period:

	Note	Six months ended 30 June 2004 '000	2003 '000
Ash disposal fee to divisions and affiliates of China Datang	(a)	42,008	43,183
Rental fee to China Datang	(b)	3,614	3,614
Technical supervision, assistance and testing service fee to NCEPR	(c)	17,646	13,766
Transaction amount of assets transfer to Hunan Huayin	(d)	103,021	-

(a) The ash disposal fee was determined based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs incurred by China Datang.

11. Related party transactions *(cont'd)*

(ii) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the period: *(cont'd)*

(b) For the six months ended 30 June 2004, the Company has leased buildings of 141,671 square metres (2003 - 141,671 square metres) from China Datang for an annual rental rate of approximately Rmb7 million (2003 – Rmb7 million).

(c) NCEPR provides technical supervision, assistance and testing services to the Company and its subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its subsidiaries.

(d) On 5 April 2004, the Company entered into an agreement with Hunan Huayin to transfer the development right of a power plant development project to Hunan Huayin. The transfer price was approximately Rmb103,021,000, which mainly represented the costs incurred by the Company in this project.

(e) As at 30 June 2004, NCG and the minority shareholders of the Company's subsidiaries had provided guarantees for the Company and its subsidiaries' loans totalling approximately Rmb6,517,000,000 (2003 – Rmb6,096,000,000). Pursuant to the Entities Transfer Agreement, China Datang will assume all of NCG's obligations in relation to the guarantees provided for the Company and its subsidiaries. The legal procedures of this arrangement were still in process as at 30 June 2004.

11. Related party transactions *(cont'd)*

(ii) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the period: *(cont'd)*

(f) In addition to the transactions mentioned above, for the six months ended 30 June 2004, there are related companies managed by the Company or owned by certain management personnel of the Company's subsidiaries, which provided property management, cleaning, transportation, and other services of approximately Rmb127,980,000 (2003 - Rmb43,486,000) to the Company and its subsidiaries.

(g) Apart from the above related party transactions, the Company has also entered into numerous transactions with other state-owned enterprises to which the exception in IAS 24, Related Party Disclosures, applies.

12. Supplemental financial information

(a) Condensed consolidated balance sheet

	30 June 2004 '000	31 December 2003 '000
Net current liabilities	(1,558,931)	(177,714)
Total assets less current liabilities	33,061,581	28,424,773

	Six months ended 30 June 2004 '000	Six months ended 30 June 2003 '000
Additions to property, plant and equipment	6,886,757	2,286,037

12. Supplemental financial information *(cont'd)*

(b) Condensed consolidated income statement

	Six months ended 30 June	
	2004	2003
	'000	'000
Interest expenses	406,271	254,991
Less: amount capitalised in property, plant and equipment	(213,778)	(85,416)
	192,493	169,575
Exchange loss, net	1,840	13
Fair value (gain)/loss on an interest rate swap	(35,947)	64,112
Finance costs	158,386	233,700
Cost of inventories		
– Fuel	2,060,780	1,524,410
– Spare parts and consumable supplies	29,450	22,112
Depreciation and amortisation	993,906	716,794
Dividend income	(18,702)	(10,063)

12. Supplemental financial information *(cont'd)*

(c) Condensed consolidated cashflow statement

	Six months ended 30 June	
	2004	2003
	'000	'000
Investing activities		
Additions to property, plant and equipment	(6,510,622)	(2,279,515)
Financing activities		
Addition of short-term loans	5,360,200	1,728,950
Repayment of short-term loans	(3,141,614)	(264,500)
Addition of long-term loans	4,606,429	483,737
Repayment of long-term loans	(359,888)	(689,749)

13. Commitments

(a) Capital commitments

As at 30 June 2004, the Company had capital commitments related to investments in subsidiaries and associates amounted to Rmb6,374 million. In addition, capital commitments of the Company and its subsidiaries in relation to the construction and renovation of the electric utility plants not provided for in the balance sheet were as follows:

	'000
Authorised and contracted for	21,922,311
Authorised but not contracted for	10,065,763
	31,988,074

13. Commitments *(cont'd)*

(b) Operating lease commitments

As at 30 June 2004, operating lease commitments extending to November 2016 in relation to buildings were as follows:

	'000
Amount repayable	
Within one year	12,018
Between one to five years	28,904
Over five years	54,127
	95,049

14. Subsequent event

On 29 March 2004, the Company entered into an agreement with Datong Coalmine Group Company Limited and Datong Coal Industry Company Limited to set up Tongmei Datang Tashan Coalmine Company Limited ("Datang Tashan"). The estimated registered capital of Datang Tashan is approximately Rmb752,700,000. The Company holds 28% of the equity interests in Datang Tashan. As at 17 August 2004, the Company has invested approximately Rmb108,000,000 in Datang Tashan.

13、承諾事項（續）

(b) *經營租賃承諾*

於2004年6月30日，期限至2016年11月的有關建築物的經營租賃之租金承諾如下：

	千元
未償還餘額	
一年內到期	12,018
一年至五年到期	28,904
五年以後到期	54,127
	95,049

14. 期後事項

於2004年3月29日，本公司與大同煤礦集團有限責任公司，大同煤業股份有限公司簽訂投資協議，共同組建同煤大唐塔山煤礦有限責任公司（「大唐塔山」）。大唐塔山預計註冊資本約為人民幣752,700,000元，本公司擁有其28%的股權。截至2004年8月17日，本公司已向大唐塔山投入資本金約人民幣108,000,000元。

12、補充財務信息（續）

(c) 簡化合併現金流量表

	截至6月30日止六個月期間	
	2004年	2003年
	千元	千元
投資活動		
增加物業、廠房及設備	**(6,510,622)**	(2,279,515)
籌資活動		
增加短期借款	**5,360,200**	1,728,950
歸還短期借款	**(3,141,614)**	(264,500)
增加長期借款	**4,606,429**	483,737
歸還長期借款	**(359,888)**	(689,749)

13、承諾事項

(a) 資本性承諾

截至2004年6月30日止，本公司與對附屬公司及聯營公司投資相關的資本性承諾共計人民幣63.74億元。此外，本公司及附屬公司主要與電廠建設及技術改造工程有關未在資產負債表中作準備的資本性承諾如下：

	千元
已批准並簽訂合同	21,922,311
已批准但未簽訂合同	10,065,763
	31,988,074

12、補充財務信息(續)

(b) 簡化合併損益表

	截至6月30日止六個月期間	
	2004年	2003年
	千元	千元
利息支出	406,271	254,991
減:物業、廠房及設備資本化利息	(213,778)	(85,416)
	192,493	169,575
匯兌損失,淨值	1,840	13
利率掉期公允價值(收益)/損失	(35,947)	64,112
財務費用	158,386	233,700
存貨成本		
—燃料	2,060,780	1,524,410
—備件及材料	29,450	22,112
折舊及攤銷	993,906	716,794
股息收入	(18,702)	(10,063)

11、關聯公司及交易*(續)*

(ii) 以下為本公司及附屬公司在該期間內的主要關聯交易：*(續)*

(f) 除上述交易外，截至2004年6月30日止六個月期間，由本公司管理或附屬公司部分管理人員持股或管理的關聯公司亦向本公司及附屬公司提供了物業管理、清潔、運輸及其他服務約人民幣127,980,000元(2003年一人民幣43,486,000元)。

(g) 除上述關聯交易外，本公司還與其他國營企業進行了許多在國際會計準則24號，「關聯方披露」，不需要披露的交易。

12、補充財務信息

(a) 簡化合併資產負債表

	2004年 千元	2003年 千元
流動負債淨值	(1,558,931)	(177,714)
總資產減流動負債淨值	33,061,581	28,424,773

	截至6月30日止六個月期間	
	2004年 千元	2003年 千元
物業、廠房及設備增加	6,886,757	2,286,037

11、關聯公司及交易（續）

(ii) 以下為本公司及附屬公司在該期間內的主要關聯交易：（續）

(b) 本公司於截至2004年6月30日止六個月期間租用共約141,671平方米(2003年 — 141,671平方米)的樓宇並支付予中國大唐租賃費每年約為人民幣700萬元（2003年 — 人民幣700萬元）。

(c) 華北電科院為本公司及附屬公司提供與發電設備及設施相關的技術支持、協助及檢測服務。根據生產技術服務合同，該等服務根據每年按本公司及附屬公司的裝機容量及事先確定的費率進行收費。

(d) 於2004年4月5日，本公司與湖南華銀達成協議，將一電廠開發項目的開發權轉讓給湖南華銀。轉讓價格約人民幣103,021,000元，主要是本公司在該項目投入的成本。

(e) 於2004年6月30日，華北電網及本公司附屬公司的其他少數股東，為本公司及附屬公司共計約人民幣6,517,000,000元(2003年 — 人民幣6,096,000,000元)的借款提供了擔保。根據劃轉移交協議，中國大唐將接替華北電網承擔對本公司及附屬公司的全部擔保責任。於2004年6月30日，上述協議的法定程序正在辦理中。

11、關聯公司及交易（續）

(i) 本公司及附屬公司關聯方：（續）

關聯方名稱	與本公司及附屬公司的關係
本公司擁有股權的關聯方	
華北電科院	聯營公司

• 根據國函[2003]16號《國務院關於組建中國大唐集團公司有關問題的批復》以及中國大唐與華北電網於2004年1月15日簽訂的《發電企業劃轉移交協議》(「劃轉移交協議」)，華北電網將所持有本公司35.43%的權益轉讓予中國大唐且追溯至2003年1月1日起生效。中國大唐於2003年1月1日股權轉讓後成為本公司的主要股東。

(ii) 以下為本公司及附屬公司在該期間內的主要關聯交易：

	附註	截至6月30日止六個月期間 2004年 千元	截至6月30日止六個月期間 2003年 千元
予中國大唐的煤灰處置費	(a)	42,008	43,183
予中國大唐的房屋租賃費	(b)	3,614	3,614
予華北電科院的技術支持、協助及檢測服務費	(c)	17,646	13,766
同湖南華銀進行的資產轉讓交易	(d)	103,021	—

(a) 煤灰處置費按照煤灰處理成本、稅項、灰場折舊及中國大唐收取的約為總成本5% 至 10%的邊際利潤計算。

10、利潤分配（續）

儲備（續）

根據中國企業會計制度，法定公益金在用於員工集體福利時自法定公益金轉入任意盈餘公積金。截至2004年6月30日止六個月期間，約人民幣7,860,000元(2003年 － 人民幣16,673,000元)已從法定公益金轉入任意盈餘公積金。

於2004年3月17日，本公司董事會建議將截至2003年12月31日止年度約509,077,000元的利潤轉入任意盈餘公積。該項利潤分配方案已於2004年6月22日舉行的股東大會批准。

11、關聯公司及交易

(i) 本公司及附屬公司關聯方：

關聯方名稱	與本公司及附屬公司的關係
本公司無股權的關聯方	
中國大唐集團公司(「中國大唐」)*	主要股東
天津市津能投資公司	股東
北京國際電力投資開發公司	股東
湖南華銀發電股份有限公司 (「湖南華銀」)	主要股東的聯營公司

9、 每股盈利 *(續)*

	截至2004年 6月30日止 六個月期間
可供股東分配淨利潤(人民幣千元)	1,112,780
可換股債券利息費用(稅後淨額)(人民幣千元)	18,502
用於確定攤薄後每股盈利的淨利潤(人民幣千元)	1,131,282
所發行的普通股加權平均股數(千股)	5,162,849
假設性可換股債券轉換調整(千股)	215,813
計算攤薄後每股盈利的普通股加權平均股數(千股)	5,378,662
攤薄後每股盈利(人民幣元)	0.21

10、利潤分配

股息

於2004年3月17日，本公司董事會建議截至2003年12月31日止年度的股息為每股人民幣0.175元，共計約人民幣903,499,000元。該項股息分配方案已於2004年6月22日舉行的股東大會批准。

儲備

截至2004年6月30日止六個月期間，約人民幣16,180,000元從為反映在中國準則下的法定公益金的減少而特別設置的限制性儲備轉入留存收益。該金額代表當期有關的遞延住房福利的攤銷。

8、稅項(續)

根據中華人民共和國國務院頒發的國辦發[2001] 73號文及中華人民共和國稅務總局頒發的財稅[2001] 202號文規定，托克托發電公司，作為設在西部地區國家鼓勵類的企業，在2001年至2010年期間按15%的稅率徵收企業所得稅。並作為在西部地區新辦電力項目的內資企業，托克托發電公司自開始生產經營之日起，第一年至第二年免徵企業所得稅，第三年至第五年減半徵收企業所得稅。托克托發電公司於2003年投產，經當地稅務機關批准，於2003年及2004年度適用企業所得稅稅率分別為15%和0%。

根據當地政府頒發的豐政[1996]51號文，豐寧水電公司自2002年起十年內可以享受企業所得稅全額返還。

9、每股盈利

截至2004年6月30日止六個月期間的基本每股盈利是根據淨利潤約人民幣1,112,780,000元(2003年－人民幣784,233,000元)及發行在外的加權平均股數5,162,849,000股(2003年－5,162,849,000股)計算。

攤薄後每股盈利是在假設所有攤薄性潛在普通股已轉換成普通股的情況下根據調整後的加權平均普通股股數計算。可換股債券是假定已轉換為普通股，並對淨利潤抵消扣除稅收影響的利息費用進行調整。截至2003年6月30日止六個月期間，因本公司並無攤薄性潛在普通股，故未呈列攤薄後每股盈利。

7、經營收入(續)

根據本公司及附屬公司與省或地方電力公司簽訂的購電協議，本公司及附屬公司需按照監管程序確定的核准上網電價將全部上網電量銷售予該等電力公司。截至2004年6月30日止六個月期間，本公司及附屬公司全部發電量均售予華北電網及其附屬公司。

8、稅項

	截至6月30日止六個月期間	
	2004年	2003年
	千元	千元
中國企業所得稅		
－當期所得稅	469,356	428,552
－遞延所得稅	15,039	(38,125)
	484,395	390,427

企業所得稅根據就財務報告目的的法定盈利就無需課稅或不可減免所得稅的收入及支出項目作出調整後的應稅所得計提。除托克托發電公司及豐寧水電公司外，本公司及附屬公司適用之中國企業所得稅稅率為33%。

5、 可轉換債券

於2004年6月30日，可換股債券負債部分列示如下：

	千元
2004年1月1日負債部分	1,031,722
利息費用	27,616
支付利息	(4,774)
2004年6月30日負債部分	1,054,564

於2004年6月30日，可換股債券負債部分的實際價值近似於其公允價值。

6、 短期借款

於2004年6月30日，本公司及附屬公司應付華電財務短期借款共計約為人民幣2,080,450,000元(2003年－人民幣2,191,000,000元)。

7、 經營收入

	截至6月30日止六個月期間	
	2004年	2003年
	千元	千元
電力	6,035,508	4,501,679
熱力	5,959	—
	6,041,467	4,501,679

4、應付賬款及預提費用

	2004年 6月30日 千元	2003年 12月31日 千元
應付工程款及質保金	**1,636,207**	1,498,454
應付燃料及材料款	**537,886**	500,356
應付工資及福利費	**192,725**	125,257
利率掉期負債	**133,568**	206,024
政府補貼	**155,428**	138,928
其他	**303,575**	214,816
	2,959,389	2,683,835

於2004年6月30日，絕大部分應付賬款的賬齡為一年之內。

於2004年6月30日，托克托發電公司的利率掉期合同名義本金為213,253,955美元，固定利率及浮動利率分別為5.15%及1.17%(由英國銀行協會於2004年1月13日提供之倫敦同業拆借利率)。

2、主要會計政策

本簡化合併財務報表乃按國際會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16之有關規定而編制。

本公司編制2004年6月30日及截至該日止六個月期間的簡化合併財務報表所采用的主要會計政策與編制2003年12月31日及截至該日止年度的合併財務報表是一致的。

3、現金及現金等價物

	2004年 6月30日 千元	2003年 12月31日 千元
華北電力集團財務有限公司 （「華電財務」）存款	1,813,074	3,273,493
銀行存款	3,188,762	881,630
現金	391	361
	5,002,227	4,155,484

於2004年6月30日，本公司及附屬公司現金及現金等價物共計約人民幣1,813,074,000元(2003年－人民幣3,273,493,000元)的存款按當期市場利率0.72%(2003年－0.72%)存放於華電財務。

1、公司組織和主要經營活動 *(續)*

公司名稱	成立日期	註冊資本 千元	公司所佔權益	主要經營活動
聯營公司 *(續)*				
山西大唐娘子關發電有限責任公司 （「娘子關發電公司」）*	2003年 1月9日	2,000	54%	發電（籌建中）
重慶大唐彭水水電開發有限公司	2003年 8月28日	50,000	40%	水力發電 （籌建中）
寧夏大唐大壩發電有限責任公司	2003年 10月31日	20,000	45%	發電（籌建中）
同方投資有限公司	2004年 5月8日	550,000	36.4%	項目投資 及管理

* 本公司雖擁有娘子關發電公司半數以上的權益，但未獲得娘子關發電公司財務和經營決策的控制權，故將其分類為聯營公司。於2004年4月22日，本公司董事會會議決議，擬將其51%的股權轉讓給第三方。於2004年6月30日，該項交易尚未完成。

1、 公司組織和主要經營活動(續)

公司名稱	成立日期	註冊資本 千元	公司所佔權益	主要經營活動
附屬公司(續)				
山西大唐運城發電有限責任公司	2003年 3月28日	10,000	51%	發電(籌建中)
江蘇大唐呂四港發電有限責任公司	2003年 9月18日	50,000	90%	發電(籌建中)
廣東大唐潮洲發電有限責任公司	2003年 11月15日	30,000	75%	發電(籌建中)
福建大唐寧德發電有限責任公司	2003年 12月2日	50,000	55%	發電(籌建中)
聯營公司				
華北電力科學研究院有限責任公司(「華北電科院」)	2000年 12月7日	100,000	30%	電力相關技術服務
天津大港華實發電有限公司	2002年 4月5日	10,000	30%	發電(建設中)
北京衎新大唐供熱有限責任公司	2002年 4月27日	172,800	49%	提供熱力輸送服務

1、 公司組織和主要經營活動（續）

公司名稱	成立日期	註冊資本 千元	公司所佔權益	主要經營活動
附屬公司（續）				
山西大唐神頭發電有限責任公司	1998年 12月8日	261,200	60%	發電（建設中）
山西大唐國際雲岡熱電有限責任公司	2000年 7月14日	207,000	80%	發電
雲南大唐紅河發電有限責任公司	2001年 4月27日	10,000	70%	發電（建設中）
甘肅大唐連城發電有限責任公司	2001年 8月18日	85,500	55%	發電（建設中）
河北大唐唐山熱電有限責任公司	2002年 2月21日	274,800	80%	發電
雲南大唐那蘭水電開發有限公司	2002年 10月30日	25,000	51%	水力發電 （建設中）
雲南大唐李仙江流域水電開發有限公司	2002年 11月8日	10,000	70%	水力發電 （建設中）

2004年6月30日
(所有金額均以人民幣元為單位)

1、公司組織和主要經營活動

大唐國際發電股份有限公司(原名「北京大唐發電股份有限公司」)(「本公司」)於1994年12月13日在中華人民共和國(「中國」)北京市註冊成立為股份有限公司。本公司的股票於1997年3月21日在香港聯合交易所有限公司及倫敦證券交易所有限公司上市。本公司及其附屬公司現擁有及經營八家火力發電廠和一家水力發電廠。本公司及附屬公司的電廠主要從事發電業務並售電給華北電網有限公司(原名「中國華北電力集團公司」)(「華北電網」)及其附屬公司。

本公司擁有下列附屬公司和聯營公司的股權權益,這些公司均為在中國境內成立並經營的有限責任公司,其詳情如下:

公司名稱	成立日期	註冊資本 千元	公司所佔權益	主要經營活動
附屬公司				
內蒙古大唐托克托發電有限責任公司(「托克托發電公司」)	1995年11月17日	1,614,020	60%	發電
天津大唐盤山發電有限責任公司	1997年8月6日	831,253	75%	發電
河北大唐國際華澤水電開發有限公司(「豐寧水電公司」)	1998年7月29日	59,161	90%	水力發電

簡化合併現金流量表（未經審計）

截至2004年6月30日止六個月期間
（所有金額均以人民幣千元為單位）

	附註	截至6月30日止六個月期間 2004年	2003年
經營活動提供之現金淨額		1,086,070	1,230,463
投資活動使用之現金淨額	12	(6,308,297)	(1,301,554)
融資活動提供之現金淨額	12	6,068,970	1,112,614
現金及現金等價物增加淨額		846,743	1,041,523
期初現金及現金等價物		4,155,484	2,350,004
期末現金及現金等價物		5,002,227	3,391,527

簡化合併股東權益變動表（未經審計）

截至2004年6月30日止六個月期間
（所有金額均以人民幣千元為單位）

	股本	資本公積	法定公積金	法定公益金	任意盈餘公積金	限制性儲備	其它儲備	留存收益	儲備合計	股東權益合計
2003年1月1日餘額	5,162,849	3,653,421	1,107,529	112,317	2,976,397	194,161	-	1,172,605	9,216,430	14,379,279
宣派股息	–	–	–	–	–	–	-	(619,542)	(619,542)	(619,542)
淨利潤	–	–	–	–	–	–	-	784,233	784,233	784,233
儲備調撥	–	–	–	(16,673)	16,673	(16,180)	-	16,180	–	–
2003年6月30日餘額	5,162,849	3,653,421	1,107,529	95,644	2,993,070	177,981	-	1,353,476	9,381,121	14,543,970
2004年1月1日餘額	5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	15,721,332
宣派股息（附註10）	–	–	–	–	–	–	-	(903,499)	(903,499)	(903,499)
淨利潤	–	–	–	–	–	–	-	1,112,780	1,112,780	1,112,780
儲備調撥（附註10）	–	–	–	(7,860)	516,937	(16,180)	-	(492,897)	–	–
2004年6月30日餘額	5,162,849	3,653,421	1,312,067	249,121	3,549,800	145,621	149,796	1,707,938	10,767,764	15,930,613

簡化合併損益表*(未經審計)*

截至2004年6月30日止六個月期間
(除每股數據外,所有金額均以人民幣千元為單位)

	附註	截至6月30日止六個月期間 2004年	2003年
經營收入	7	6,041,467	4,501,679
經營成本	11 & 12	(4,137,151)	(3,129,463)
經營利潤		1,904,316	1,372,216
公司所佔聯營公司之(損失)/利潤		(6,633)	7,223
利息收入		19,362	24,503
財務費用	12	(158,386)	(233,700)
稅前利潤		1,758,659	1,170,242
稅項	8	(484,395)	(390,427)
少數股東損益前利潤		1,274,264	779,815
少數股東損益		(161,484)	4,418
淨利潤		1,112,780	784,233
每股盈利(人民幣元)			
—基本每股盈利(人民幣元)	9	0.22	0.15
—攤薄後每股盈利(人民幣元)	9	0.21	不適用

簡化合併資產負債表（未經審計）（續）

於2004年6月30日
（所有金額均以人民幣千元為單位）

	附註	2004年 6月30日	2003年 12月31日
股東權益及負債			
股東權益			
股本		5,162,849	5,162,849
儲備		10,767,764	10,558,483
股東權益總額		15,930,613	15,721,332
少數股東權益		1,428,549	1,240,427
非流動負債			
長期借款	11	14,512,793	10,306,487
可轉換債券	5	1,054,564	1,031,772
遞延所得稅負債		135,062	124,805
		15,702,419	11,463,014
流動負債			
應付賬款及預提費用	4	2,959,389	2,683,835
應付股利		–	219,452
短期借款	6 & 11	5,079,420	2,860,834
長期借款即期部分	11	869,444	829,209
應付稅金		256,252	525,788
		9,164,505	7,119,118
負債總額		24,866,924	18,582,132
股東權益及負債總額		42,226,086	35,543,891

簡化合併資產負債表 *(未經審計)*

於2004年6月30日
(所有金額均以人民幣千元為單位)

	附註	2004年 6月30日	2003年 12月31日
資產			
非流動資產			
物業、廠房及設備，淨值		33,712,078	27,846,705
投資於聯營公司		400,238	224,435
可供出售的投資		158,720	155,620
商譽		36,357	39,153
遞延住房福利		168,059	186,732
長期保證金		100,000	100,000
遞延所得税資產		45,060	49,842
		34,620,512	28,602,487
流動資產			
存貨		376,235	342,834
其他應收款及流動資產		205,639	135,142
應收款項		1,101,808	1,035,870
三個月以上短期銀行存款		919,665	1,272,074
現金及現金等價物	3	5,002,227	4,155,484
		7,605,574	6,941,404
資產總額		42,226,086	35,543,891

審核委員會已經與管理層審閱本公司所採納的會計原則，會計準則及方法，並探討了公司內部控制事宜，審閱了截至2004年6月30日止六個月期間的未經審計的簡化合併財務報表。

承董事會命
主席
翟若愚

中國，北京，2004年8月23日

最佳應用守則

本公司於該期間一直遵守香港聯合交易所有限公司證券上市規則附錄14所載的最佳應用守則。

於2004年6月22日召開的2004年度臨時股東大會、H股類別股東大會及內資股類別股東大會上，董事會獲得發行不超過10億股A股的批准。

購置、出售和贖回本公司上市證券

於該期間，本公司概無購置、出售或贖回本公司上市證券。

3、股息

根據2004年3月17日召開的董事會建議，並經2004年6月22日召開的股東周年大會批准，本公司2003年度股息為每股人民幣0.175元，派發予2004年5月22日登記於本公司股東名冊上的股東。上述股息已於2004年6月30日前派發，其中內資股股息以人民幣宣派和支付，H股股息以人民幣宣派，以港幣支付。

董事會建議，本公司2004年度不派發中期股息。

4、董事、監事持股情況

於該期間的任何時間，本公司各董事、監事、主要行政人員或彼等有關連人士均無持有或被當作持有本公司或其任何相關法團(按證券及期貨條例所指)的股份、相關股份或債權證中的權益或淡倉，亦沒有獲受權利認購或購買本公司或其任何相關聯法團之股份或債權證中的權益。

股本及派息

1、股本

本公司在該期間未發售任何新股。於2004年6月30日，本公司股本總額為人民幣5,162,849,000元，分為5,162,849,000股每股面值人民幣1元的股份。

2、主要股東

於該期間，根據《證券及期貨條例》(第571章)《證券及期貨條例》第336條規定設立的登記冊所載，下列人士(本公司董事、主要行政人員或監事除外)持有股份，相關股份中權益或淡倉如下：

股東名稱	股份	股數	占股本比例 (%)
中國大唐集團公司	內資股*	1,828,768,200	35.43
北京國際電力開發投資公司	內資股*	671,792,400	13.01
河北省建設投資公司	內資股*	671,792,400	13.01
天津市津能投資公司	內資股*	559,827,000	10.84

* 股東本身持有好倉

5、未來展望

2004年上半年，國家相繼出台了幾個對本公司電價影響較大的文件，明確了不同情況下機組電價水平，由此本公司目前在役、今年新投機組及在建項目都有了明確的上網電價，對公司今年以至今後將產生積極的影響；儘管公司的業務拓展將受惠於國內經濟的持續增長，但經營業績將會受到燃料價格上漲的影響。因此，本公司將根據市場情況，結合年初董事會制定的經營目標，積極推進各項工作：充分利用良好的市場環境，發揮自身優勢，不斷開拓與拓展國際、國內業務；踏踏實實的做好公司各項基礎工作，努力控制成本，保證安全生產，繼續強化燃料管理，確保發電用煤的充足供應；繼續抓好節能降耗工作，力爭增產增收，獲得較好的經濟效益。

(3) *資金流動性*

於2004年6月30日，公司資產負債率為58.89%(負債總額與資產總額之比，不含少數股東權益)；淨債務權益比為97.89%[(借款總額+可轉換債券－現金及現金等價物－三個月以上短期銀行存款－為交易而持有的投資)／所有者權益]。

(4) *現金*

於2004年6月30日，公司現金及現金等價物及三個月以上短期銀行存款約為人民幣59.22億元，其中相當於約人民幣14.62億元的存款為外幣存款；於該期間，本公司無委托存款及逾期定期存款。

(5) *借款*

於2004年6月30日，本公司及附屬公司短期借款約為人民幣50.79億元，年利率為2.88至4.78%；長期借款(不含一年內到期的長期借款)約為人民幣145.13億元，一年以內到期的長期借款約為人民幣8.69億元，年利率自2.88%至5.76%不等，其中相當於約人民幣36.11億元為美元借款。可換股美元債券相當於約人民幣10.55億元。本公司及附屬公司積極關注滙市變動，審慎評估匯率風險。

於2004年6月30日，本公司為附屬公司的借款提供了約為人民幣88.67億元的擔保。除此之外，本公司未對其它公司提供任何形式的擔保。

- 經營成本：於該期間，本公司及附屬公司合併經營成本約為人民幣41.37億元，比去年同期增加約32.20%，其中：燃料成本實際發生約為人民幣20.61億元，比去年同期增長約35.19%，主要是上網電量增加及燃料價格的上漲；但因合理調整電量結構，節能措施有效，最終使單位燃料成本比去年同期降低約1.59%；固定資產折舊費用比去年同期增加約38.66%，主要是由於托克托發電公司1、2號機組與雲岡熱電公司1、2號機組分別於2003年中期及下半年投產，及唐山熱電公司1號機組於該期間投產而計提折舊的增加。

- 財務費用支出：於該期間，財務費用支出比去年同期降低了約32.23%，主要得益於托克托發電公司美元利率掉期公允價值的變化，導致相關的財務費用減少。

(2) *財務狀況*

於2004年6月30日，本公司及附屬公司合併資產總額約為人民幣422.26億元，比2003年12月31日增加約人民幣66.82億元；合併負債總額約為人民幣248.67億元，比2003年12月31日增加約人民幣62.85億元；少數股東權益約為人民幣14.29億元，比2003年12月31日增加約人民幣1.89億元；股東權益約為人民幣159.31億元，比2003年12月31日增加約人民幣2.10億元。資產總額的增加主要得益於公司發展戰略的實施及對在建工程投資的增加。

(3) 前期項目：

- 重慶大唐彭水水電開發有限公司(「彭水水電公司」)建設的彭水水電項目的項目建議書已於2004年8月3日獲得國家發展和改革委員會批復。本公司持有彭水水電公司40%的股權，彭水水電項目位於重慶市彭水縣境內，該項目已列入國家「十五」規劃。彭水水電項目建設規模為5台350兆瓦，預計2007年投產發電。

- 托克托發電公司三期工程(2台600兆瓦機組)的項目建議書已於2004年8月4日獲得國家發展和改革委員會批復。截止目前，托克托發電公司的運營及建設容量已達3,600兆瓦。

4、財務狀況

(1) 經營業績

於該期間，本公司及附屬公司實現合併淨利潤約為人民幣11.13億元；比去年同期增長約41.89%；基本每股盈利約為人民幣0.22元；比去年同期每股增加約為人民幣0.07元。

- 經營收入：於該期間，本公司及附屬公司合併經營收入約為人民幣60.41億元；比去年同期增長約34.20%。

3、業務拓展

於該期間，本公司在繼續積極實施擴張戰略的同時，注重在建工程及前期工程的管理，目前本公司在建及前期工程進展情況如下：

(1) 已投產項目：

- 唐山熱電公司1號機組（1台300兆瓦機組）2004年3月投入商業運行。
- 托克托發電公司3號機組（1台600兆瓦機組）已於2004年8月投入商業運行。

(2) 在建工程：

- 托克托發電公司4號機組（1台600兆瓦機組）、唐山熱電公司2號機組（1台300兆瓦機組）、山西大唐神頭發電有限責任1號機組（1台500兆瓦機組）及甘肅大唐連城發電有限責任公司1號機組（1台300兆瓦機組）預計於2004年內投產發電。
- 雲南大唐紅河發電有限責任公司建設安裝的2台300兆瓦火電機組已開工建設。
- 雲南大唐那蘭水電開發有限公司建設安裝的3台50兆瓦機組及雲南大唐李仙江流域水電開發有限公司建設工程之一——崖羊山水電工程（2台60兆瓦機組）進展順利。

2、 經營管理

於該期間，本公司及附屬公司實現合併經營收入約人民幣60.41億元，比去年同期增長約34.20%。合併經營收入的增加主要受益於本公司及附屬公司上網電量的增加。

於該期間，本公司及附屬公司實現合併淨利潤約人民幣11.13億元，比去年同期增長約41.89%。合併淨利潤大幅度上升，主要受益於：(1)本公司及附屬公司上網電量的增長；(2)低成本電量比例增加。於該期間，由於燃煤價格的上漲，本公司及附屬公司燃料成本比去年同期有較大幅度的上升，除公司繼續採取積極有效的措施外，公司在成本優勢地區建設電廠的戰略取得了豐碩的成果，托克托發電公司等低燃料成本電量的增加有效地平抑了公司燃料成本的增幅，在原有電廠單位燃料成本上升約10%左右的情況下，全口徑單位燃料成本反而比去年同期降低了1.59%；(3)托克托發電公司美元利率掉期公允價值的變化，導致相關的財務費用減少；(4)本公司及附屬公司採取有效的節能措施，提高機組的運行經濟性，使綜合廠用電率比去年同期下降了0.03個百分點，使供電煤耗比去年同期降低了2.5克/千瓦時。

於該期間，公司主要發電廠運行狀況如下：

- 公司所屬高井熱電廠、陡河發電廠、張家口發電廠及下花園發電廠，合計裝機容量4,950兆瓦，該期間完成發電量約154.18億千瓦時，比去年同期增長8.02%。

- 公司附屬公司天津大唐盤山發電有限責任公司、河北大唐國際華澤水電開發有限公司(「豐寧水電公司」)、托克托發電公司、雲岡熱電公司及唐山熱電公司，合計裝機容量3,160兆瓦，完成發電量97.04億千瓦時，比去年同期增長144.58%。

該期間中國GDP增長率為9.70%，在國內經濟增長的帶動下，電力需求增長強勁，全社會用電量同比增長15.77%；本公司及附屬公司於該期間發電量比去年同期增長37.72%；合併經營收入比去年同期增長34.20%；合併淨利潤比去年同期上升41.89%。

1、生產情況

於2004年6月30日，本公司及附屬公司擁有運營裝機容量8,110兆瓦，完成發電量約251.23億千瓦時，比去年同期增長約37.72%；完成上網電量約235.78億千瓦時，比去年同期增長37.77%。發電量及上網電量的增加，主要受益於(1)裝機容量的增加，與去年同期相比，由於內蒙古大唐托克托發電有限責任公司(「托克托發電公司」)2號機組及山西大唐國際雲岡熱電有限責任公司(「雲岡熱電公司」)1、2號機組分別於2003年下半年投產，及河北大唐國際唐山熱電有限責任公司(「唐山熱電公司」)1號機組於2004年一季度投產發電，使得該期間公司裝機容量比去年同期增加了1,340兆瓦。(2)電力需求持續上升，該期間僅京津唐電網售電量即比去年同期增長18.06%；發電機組利用率比同期提高了4.4%；(3)現有發電機組安全可靠運營水平高，該期間本公司管理機組的等效可用係數達到93.13%，較去年同期提高了0.98個百分點；(4)保證燃料供應，從去年4季度以來，燃料供應極為緊張，本公司下大力氣做好各方的協調工作，保證了發電用煤供應，為生產正常運營奠定了基礎。

中期業績

大唐國際發電股份有限公司(「本公司」)董事會在此宣布本公司及其附屬公司截至2004年6月30日止六個月期間(「該期間」)按國際財務報告準則編制的未經審計的經營業績，該經營業績已經本公司審核委員會(「審核委員會」)審議確認。

於該期間，本公司合併經營收入約為人民幣60.41億元；合併淨利潤約為人民幣11.13億元；基本每股盈利約為人民幣0.22元。

董事會對上述業績感到滿意。詳細的經營結果請參見第17頁至第38頁所載未經審計的簡化合併財務報表。

目錄

跨越界限 延展實力

過去一年多以來，大唐發電實現了大踏步跨越：上網電量穩步增高，盈利水平大幅攀升，截至2004年6月30日，總裝機容量激增至8,110兆瓦；公司已運營發電單位已跨越出京津唐地區，分別座落在北京市、天津市、河北省、山西省及內蒙古自治區；公司新項目更是分佈在全國各地，西至甘肅、西南至雲南、東至浙江、南至廣東。此外，公司實施水電火電並舉戰略，跨出火力發電模式，適度發展水電，為尋求持續發展而積極部署。

從多方面來說，近年來大唐發電實現了跨越性的發展。公司不斷延展實力，朝著發展成為國內一流、國際知名的發電公司的目標長足邁進。



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.



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二零零四年中期業績報告